06013791

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

SUPPL

May 11, 2006

RECEIVED MAY 22 2006 152

Re: NABI ~~North American~~ Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern:

Find attached NABI Rt.'s latest press releases on the correction of the consolidated balance sheet and on the summary of the Company's press releases. Also attached are the corrected copy 2005. Annual Report and the amended Articles of Association of NABI as approved by the AGM on April 27, 2006.

Sincerely,

Rita Szalay
NABI Rt.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

Attachment:

- 2 NABI Rt press releases
- corrected 2005 Annual Report
- amended Articles of Association as approved by the AGM on April 27, 2006

5/31

Summary of NABI Rt.'s Press Releases

11. May 2006

Summary of NABI Rt.'s Press Releases

NABI BUS INDUSTRIES RT.

During the year preceding the publication of NABI Bus Industries Rt.'s 2005 Annual Report, the Company have released the following press releases on the www.bse.hu, www.bse.hu and in the Hungarian Capital Markets (Magyar Tőkepiac) magazine:

Date:	Title/Content:
April 29, 2005	-- One-day walkout at NABI Rt.'s Budapest factory
April 29, 2005	-- Suspension and Resolutions of the Annual General Meeting of NABI Rt.
May 02, 2005	-- Settlement with the Union
May 23, 2005	-- Miami-Dade Transit buys 115 more NABI buses
May 26, 2005	-- NABI reached agreement with its Financiers
May 30, 2005	-- Resolutions of the continued general meeting of NABI Rt.
June 2, 2005	-- Correction of the Q1 2005 interim report of NABI Rt.
June 13, 2005	-- NABI Rt's board of directors has elected its new chairman
June 22, 2005	-- The supervisory board of NABI Rt elected its chairman
July 11, 2005	-- NABI Rt's member of the board has resigned
July 13, 2005	-- H1 2005 bus sales performance of the NABI group
July 25, 2005	-- NABI receives two orders for 80 low-floor buses
July 29, 2005	-- NABI sells Optare Holdings to Management Team
July 11, 2005	-- NABI Rt's member of the board has resigned
July 13, 2005	-- H1 2005 bus sales performance of the NABI group
July 25, 2005	-- NABI receives two orders for 80 low-floor buses
July 29, 2005	-- NABI sells Optare Holdings to Management Team
August 22, 2005	-- NABI Rt.'s capital decrease registered
August 24, 2005	-- NABI Rt.'s dematerialized share replacement
August 25, 2005	-- NABI Rt.'s dematerialized share replacement - correction
September 13, 2005	-- FHF distributes its NABI shares
September 22, 2005	-- Decrease in FHF shareholding
September 29, 2005	-- Interest of Morgan Stanley & Co. Incorporated in NABI Rt.
September 30, 2005	-- NABI debuts its new hybrid-electric 60-BRT
October 6, 2005	-- Q3 2005 bus sales performance of the NABI Group
October 6, 2005	-- Decrease in FHF shareholding
October 12, 2005	-- Decrease in FHF shareholding
November 2, 2005	-- NABI buses in Los Angeles public transport
October 6, 2005 Q3	-- 2005 bus sales performance of the NABI Group

October 6, 2005 -- Decrease in FHF shareholding
October 12, 2005 -- Decrease in FHF shareholding
November 2, 2005 -- NABI buses in Los Angeles public transport
November 30, 2005 -- Announcement to Shareholders Regarding Restructuring
December 7, 2005 -- The Bank of New York issued NABI ADRs
December 8, 2005 -- Decrease in FHF shareholding
December 15, 2005 -- Decrease in Morgan Stanley & Co. shareholding
January 2, 2006 -- Announcement to Shareholders Regarding Restructuring
January 3, 2006 -- QVT Fund LP obtained interest in NABI Rt.
January 6, 2006 -- Announcement to Shareholders Regarding Restructuring
January 13, 2006 -- 2005 Bus Sales Performance of the NABI Group
January 18, 2006 -- Announcement to Shareholders Regarding Restructuring
January 20, 2006 -- Announcement to Shareholders Regarding Restructuring
January 23, 2006 -- Creditor Group to acquire NABI's operations and revitalize business
February 6, 2006 -- Kaposvár assets sold to decrease debt
February 15, 2006 -- NABI Rt. completes transactions with purchasers
February 16, 2006 -- Member of NABI Rt.'s Supervisory Board Resigns
March 23, 2006 -- Invitation to the Annual General Meeting of NABI Rt.
April 4, 2006 -- Board proposals for the NABI AGM
April 10, 2006 -- Substantial Content of the Annual Report of NABI Rt.
April 24, 2006 -- Declaration on Corporate Governance Practices
April 24, 2006 -- Board proposals for the NABI AGM
April 28, 2006 -- Resolutions of the General Meeting of NABI Rt.
May 4, 2006 -- NABI Rt's Board of Directors Elected its Chairman

Releases in Hungarian Capital Markets regularly follow on-line publications by one business day.

- END -

For further information, contact
Rita Szalay
Phone: +361-401-7100 or e-mail szalayr@nabi.hu

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11. May 2006

Corrections to NABI Rt.'s 2005 Consolidated Balance Sheet

We have found a presentation error in the audited consolidated balance sheet of NABI Group. This is related to the short-term interest-bearing loans and borrowings and the long-term interest-bearing loans and borrowings.

Consolidated balance sheet

As at December 31, 2005

In thousands of US$	Note	**2005**	**2004**
Originally the Interest-bearing loans and borrowings were presented as follows:			
Interest-bearing loans and borrowings	18	79,175	105,814
Total non-current liabilities		115,414	143,665
Interest-bearing loans and borrowings	18	12	240
Total current liabilities		37,104	87,684
These lines will be changed to:			
Interest-bearing loans and borrowings	18	0	240
Total non-current liabilities		36,240	38,091
Interest-bearing loans and borrowings	18	79,187	105,814

Total current liabilities	116,279	193,258

- END -

For further information, contact
Rita Szalay
Phone: +361-401-7100 or e-mail szalayr@nabi.hu

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Links:
WWW.NABIUSA.COM

ALAPSZABÁLY
ARTICLES OF ASSOCIATION

a 2006. április 27-i módosításokkal
egységes szerkezetbe foglalt változat

restated and amended as of April 27, 2006

(*a módosítások dőlt betűvel szedve*)
(amendments are indicated in italics)

2006. ÁPRILIS 27. APRIL 27, 2006

A TÁRSASÁG CÉGNEVE ÉS SZÉKHELYE

1. *A Társaság neve: Exbus Vagyonkezelő Nyilvánosan Működő Részvénytársaság*

rövidített neve: *Exbus Nyrt*

angolul: *Exbus Asset Management Nyrt.*

2. A Társaság székhelye:
1165 Budapest, Újszász u. 45.

A TÁRSASÁG TARTAMA ÉS TEVÉKENYSÉGI KÖRE

3. A Társaság határozatlan időre alakult és nyilvános részvénytársaságként működik. A Társaság a NABI Észak-Amerikai Járműipari Kft. általános jogutódja, az átalakulás napja 1997. március 31.

4. A Társaság tevékenységi köre (TEÁOR szerint):

50.10 *'03* Gépjármű-kereskedelem
50.30 *'03* Gépjárműalkatrész-kereskedelem
74.15 '03 Vagyonkezelés (Főtevékenység)
74.14 '03 Üzletviteli tanácsadás
74.87 '03 Máshova nem sorolt, egyéb gazdasági szolgáltatás

ALAPTŐKE ÉS RÉSZVÉNYEK

5. A Társaság alaptőkéje:

517.955.200,- Ft, azaz Ötszáztizenhétmillió-kilencszázötvenötezer-kettőszáz forint.

6. A Társaság részvényei

6.1 A Társaság alaptőkéje 4.624.600 db, egyenként 112,- Ft, azaz egyszáztizenkettő forint névértékű, névre szóló, egyenlő és azonos tagsági jogokat megtestesítő dematerializált törzsrészvényből áll. A Társaság a törzsrészvényeken kívül nyilvánosan dematerializált, illetve zártkörű kibocsátás esetén nyomtatott vagy dematerializált formában is kibocsáthat más

NAME AND REGISTERED OFFICE OF THE COMPANY

1. *Full name of the Company: Exbus Vagyonkezelő Nyilvánosan Működő Részvénytársaság*

Abbreviated name: *Exbus Nyrt.*

In English: *Exbus Asset Management Nyrt.*

2. Registered office:
H-1165 Budapest, Újszász u. 45.

TERM AND OBJECTS OF THE COMPANY

3. The Company is founded for an indefinite term and operates as a public company.
The Company is the general legal successor of NABI North American Bus Industries Kft. The effective date of transformation was March 31, 1997.

4. The activities of the Company are as follows (according to TEAOR categories):

50.10 *'03*Trade of vehicles
50.30 *'03*Trade of vehicle components
74.15 '03Asset management (Main activity)
74.14 '03 Management consultancy
74.87 '03Other business activities not classified elsewhere

SHARE CAPITAL AND SHARES OF THE COMPANY

5. Share capital:

HUF 517,955,200 (i.e. Five hundred seventeen million and nine hundred fifty-five thousand and two hundred forints).

6. Shares

6.1 The share capital consists of 4,624,600 dematerialized registered ordinary shares of HUF 112 (i.e. One hundred and twelve forints) each representing equal and identical rights. The Company may issue shares other than registered ordinary shares through public offering in dematerialized, or in case of private placement in both printed and dematerialized form. If the Company [illegible]

fajtájú részvényeket. Amennyiben a Társaság nyomdai úton előállított részvényeket bocsát ki, azok összevont címletű részvényként is kibocsáthatók. Az alaptőke teljes egészében be van fizetve.

issues shares represented by printed share certificates, such share certificates may be issued in the form of consolidated share certificates (representing more than one share). The shares are fully paid.

6.2 Az a részvény, amelyet a Társaságnak vagy a felemelt alaptőkének a cégjegyzékbe történő bejegyzése és az alaptőke, illetve a részvények kibocsátási értékének teljes befizetése előtt állítanak ki (adnak át a részvényesnek vagy írnak jóvá értékpapírszámláján), semmis.

6.2 Shares issued (delivered or credited on a securities account) prior to the registration of the Company or of the increased capital by the competent Court of Registration or prior to the full payment of the share capital or the issue price of the shares shall be null and void.

6.2.1 A nyomdai úton előállított részvényen legalább a következőket kell feltüntetni:

(a) a Társaság nevét és székhelyét;

(b) a részvény sorszámát, sorozatát, névértékét és azt, hogy névre szól;

(c) a részvényfajtához, illetve részvényosztályhoz fűződő, az Alapszabályban meghatározott jogokat;

(d) a kibocsátás időpontját, az alaptőke nagyságát és a kibocsátott részvények számát;

(e) az Igazgatóság két tagjának aláírását, amely lehet nyomdai úton sokszorosított aláírás; és

(f) a részvény értékpapír kódját.

6.2.1 As a minimum requirement the printed share certificates shall bear the following information:

(a) *the name and seat of the Company;*

(b) the serial number, series, nominal value of the share and the fact that it is registered:

(c) the rights attached to the type or class of shares in question as set out in the Articles of Association;

(d) the date of issuance, amount of share capital and number of shares issued;

(e) the signatures of two members of the Board of Directors, which can be printed signatures; and

(f) the security identification code of the share.

6.2.2 A Társaság dematerializált részvényeire vonatkozóan a 6.2.1 pontban foglaltakat kell alkalmazni, azzal az eltéréssel, hogy a részvényen a részvény sorszámát feltüntetni nem kell, valamint az (e) pontban meghatározott személyek aláírása helyett - amelyet a Társaság által kiállított és a Központi Elszámolóház és Értéktár (Budapest) Rt-ben ("KELER") elhelyezett okiraton kell feltüntetni -, a dematerializált részvényen az okiratot cégszerűen aláírók neve szerepel. A KELER-nél elhelyezett okirat tartalmazza:

(a) a részvényesek neve kivételével a részvény jogszabályban meghatározott valamennyi tartalmi kellékét;

(b) a kibocsátásról szóló döntést;

6.2.2 The provisions of 6.2.1 shall be applied with respect to dematerialized shares of the Company with the exception that the serial number of the share need not to be indicated, and instead of the signatures of the persons specified under paragraph (e), their name shall be indicated on the dematerialized shares. The signatures of such persons shall be placed on the document issued by the Company and placed at the Központi Elszámolóház és Értéktár (Budapest) Rt. ("KELER"). The document placed at KELER shall contain the following information:

(a) except the shareholders' name, each required particulars of shares specified by law;

(b) the decision on the issuance;

(c) a kibocsátott teljes sorozat össznévértékét;

(d) a kibocsátott részvények számát; és

(e) a Társaság igazgatósága két tagjának aláírását.

(c) total face value of the entire series issued;

(d) number of issued shares; and

(e) signatures of two members of the Board of Directors of the Company.

6.3 A Társaság az egy sorozatnak minősülő részvényeknek csak azonos névértéken és azonos módon történő előállításáról rendelkezhet.

Nyomdai úton előállított részvények esetén az Igazgatóság döntése szerint a Társaság kiállíthat összevont címletű részvényeket. Összevont címletű részvények kiállítására csak azonos sorozatba tartozó és azonos névértékű részvények esetében van lehetőség. Bármely részvényes kérheti az Igazgatóságtól az összevont címletű részvényeinek kisebb összevont címletű részvényekre, illetve a jelen Alapszabályban az adott részvénysorozatra meghatározott névértékű (alapcímletű) részvényre történő felbontását, amelyért az Igazgatóság által meghatározott, indokolt összegű díjat kell megfizetnie. Az Igazgatóság a részvényesek ilyen irányú írásbeli kérésének a kérés kézhezvételétől számított 30 napon belül köteles eleget tenni, azaz az összevont címletű részvényt kisebb összevont címletűre, illetve alapcímletű részvényekre becserélni, feltéve, hogy a részvényes az ezzel kapcsolatos díjat előzetesen megfizeti a Társaságnak.

6.3 Within one series the Company may not issue shares with different nominal values or in a different form.

In the case of printed share certificates, the Company may issue consolidated share certificates upon the decision of the Board of Directors, provided that such consolidation may only be carried out for shares belonging to same series of shares having the same nominal value. Any shareholder may request from the Board of Directors the splitting of the consolidated share certificates into consolidated share certificates representing a smaller number of shares, or into share certificates representing one share having the nominal value defined in these Articles of Association for such series of shares against a reasonable fee to be established by the Board of Directors. The Board of Directors shall comply with such request, i.e. to exchange the consolidated share certificates for a consolidated share certificate of a smaller number of shares or into certificates representing one share within 30 days from receipt of the written request and issue such certificates, provided the shareholder pays the fee of such splitting to the Company in advance.

6.4 A Társaság törzsrészvényei dematerializált értékpapírok. A Társaság sorozatban csak névreszóló részvényt bocsáthat ki.

6.4 The ordinary shares of the Company are dematerialized securities. The Company may issue in series registered shares only.

6.5 Abban az esetben, ha a Társaság közgyűlése vagy, adott esetben, Igazgatósága új részvények forgalomba hozatala útján történő alaptőke-emelést határoz el, a vagyoni hozzájárulást a vonatkozó jogszabályi rendelkezéseknek megfelelően az alaptőke-emelésre vonatkozó közgyűlési, illetve igazgatósági határozatban megállapított határidőn belül kell megtenni. Ennek elmulasztása esetén az Igazgatóság harminc (30) napos határidő kitűzésével teljesítésre hívja fel a vételi szándéknyilatkozatot tett vagy a részvényt jegyzett személyt és figyelmezteti, hogy a teljesítés elmulasztása a tagsági jogviszony megszűnését eredményezi. Az a részvényes, akinek tagsági joga így szűnt meg, a vagyoni hozzájárulás teljesítésének elmulasztása miatt a Társaságnak okozott

6.5 In the event the General Meeting or, as the case may be, the Board of Directors of the Company approves a share capital increase by way of issuance of new shares, the contribution shall be due in accordance with a timetable established by the General Meeting or, as the case may be, the Board of Directors in accordance with applicable legal rules. In the event that the person who declared his/her intention to purchase the shares or subscribed shares fails to provide his/her undertaken contribution in accordance with such timetable, the Board of Directors shall notify such shareholder, which notice shall request payment of his/her contribution within 30 days, and shall inform the shareholder that failure to do so will result in termination of the shareholders'

kárért a polgári jog általános szabályai szerinti felelősséggel tartozik.

legal relationship with the Company. The shareholder whose legal relationship has been terminated this way shall be liable in accordance with the general rules of civil law on damages caused to the Company by his/her failure to provide the contribution.

RÉSZVÉNYKÖNYV ÉS A RÉSZVÉNYESI JOGOK GYAKORLÁSA

REGISTER OF SHARES AND EXERCISE OF SHAREHOLDERS' RIGHTS

7. Részvénykönyv

7.1 Az Igazgatóság a névre szóló részvényesekről, az ideiglenes részvények tulajdonosairól, illetve a részvényesi meghatalmazottakról részvénysorozatonként Részvénykönyvet vezet, amely valamennyi részvényesre vonatkozóan legalább a következőket tartalmazza:

(a) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) cége/neve;

(b) a részvényes/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) (közös tulajdonban álló részvény esetén a közös képviselő) székhelye/lakcíme;

(c) a részvényes részvényeinek darabszáma (és amennyiben a részvényt nyomdai úton állították elő, a sorszáma).

Az Igazgatóság a részvényes írásbeli kérésére a Részvénykönyvből a részvényesre vonatkozó adatokról kivonatot készít.

7.2 A Társaság Igazgatósága a Részvénykönyv vezetésére elszámolóháznak és befektetési vállalkozásnak, pénzügyi intézménynek megbízást adhat. A megbízás tényét a Cégközlönyben és a Magyar Tőkepiacban közzé kell tenni.

7.3 Az a személy, akinek a neve a Részvénykönyvben szerepel, ellenkező bizonyításig a Társaság részvényesének tekintendő.

7.4 Az Igazgatóság köteles a KELER, mint letéti

7. Register of Shares

7.1 The Board of Directors shall keep a Register of Shares of all registered shareholders, the owners of interim shares, and the shareholder's representatives, if any containing as a minimum the following information in respect of each such shareholder:

(a) Name of the shareholder/shareholder's (or both, if it is so required by law) representative (in the case of jointly owned shares, the name of the joint representative);

(b) Registered office (address) of the shareholder/shareholder's representative (or both, if it is so required by law) (in the case of jointly owned shares, the registered office (address) of the joint representative);

(c) Number of shares held by the shareholder (and, in the case of shares represented by printed share certificates, the serial number of such shares).

Upon written request by a shareholder, the Board of Directors shall issue an extract of the Register of Shares containing data in respect of that shareholder.

7.2 The Board of Directors of the Company may appoint a clearinghouse, an investment enterprise or a financial institution to administer the Register of Shares. Notice of this appointment must be published in the Cégközlöny and in the Magyar Tőkepiac.

7.3 The person whose name is registered in the Register of Shares shall be regarded as the shareholder of the Company as long as no evidence to the contrary exists.

7.4 As evidence of ownership, the Company

hely által, illetve más szervezet által a KELER igazolása alapján kiállított letéti igazolást, valamint a dematerializált értékpapírok tekintetében a megfelelő időpontra kiállított értékpapírszámla-kivonatot a részvénytulajdont igazoló bizonyítékként elfogadni.

shall accept the certificate of deposit issued by KELER or issued by another entity on the basis of a certificate issued by the KELER or, with respect to dematerialized shares, the securities account extract issued as of the relevant date.

7.5 A Részvénykönyvbe bejegyzett adatainak megváltozása esetén a részvényes köteles haladéktalanul értesíteni az Igazgatóságot és nyilatkozni az új adatokról. Amennyiben a részvényes ezt a kötelezettségét elmulasztja, úgy az ebből eredő vagy ezzel okozott károkért minden felelősség a részvényest terheli.

7.5 In the event of a change in its data contained in the Register of Shares the shareholder shall immediately notify the Board of Directors and supply information on the changes. If the shareholder fails to comply with this provision the shareholder shall be liable for all the loss and damage arising out of or in connection with that non-compliance.

7.6 A Részvénykönyvbe történő bejegyzést kérő (továbbiakban "Kérelmező") a bejegyzési kérelmében, illetve ahhoz kapcsolódóan az Igazgatóságnak a következő adatokat köteles bármilyen írásos formában megadni:

(i) részvényfajtánként a részvények száma, névértéke (valamint nyomdai úton előállított részvények esetében a sorszáma);

(ii) a fenti 7.4 pont szerinti értékpapírszámla-kivonat, letéti igazolás vagy ha ilyen nincs, akkor a megfelelő forgatmánnyal ellátott részvény bemutatása;

(iii) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) cége/neve;

(iv) részvénytulajdonos/részvényesi meghatalmazott (jogszabályban meghatározott esetben mindkettő) székhelye/lakcíme; és

(v) részvényszerzés időpontja.

7.6 A person who is applying for registration in the Register of Shares (hereinafter the "Applicant") shall submit the following information to the Board of Directors in any written form:

(i) the number and the nominal value of the shares acquired per class (in the case of printed share certificates, the serial number of such share certificates);

(ii) the securities account extract issued by the securities account holder, the certificate of deposit of such shares pursuant to Section 7.4 above, or if that is not available, the share certificates showing the properly executed endorsements;

(iii) the name of the shareholder/shareholder representative if any (or both, if it is so required by law);

(iv) registered office (address) of the shareholder/shareholder representative, if any (or both, if it is so required by law); and

(v) date of acquisition.

7.7 A Részvénykönyvre vonatkozó rendelkezések abban az esetben is alkalmazandók, ha a részvény feletti tulajdonjog nem átruházás útján változott meg.

7.7 The provisions applicable to the Register of Shares shall apply also in case the owner of the share has been changed other than by means of a transfer.

A RÉSZVÉNYEK ÁTRUHÁZÁSA

8. A részvények átruházása

TRANSFER OF SHARES

8. Transfer of Shares

8.1 A Társaság részvényei szabadon átruházhatók. A dematerializált törzsrészvények átruházása az eladó értékpapírszámlájának megterhelésével és a vevő értékpapírszámláján történő jóváírással történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve (jogszabályban meghatározott esetben mindkettő) a Részvénykönyvbe bevezetésre kerül. A nyomdai úton előállított névre szóló részvények átruházása a részvények hátoldalára vagy toldatára írt teljes vagy üres forgatmánnyal történik azzal, hogy az átruházás a Társasággal szemben attól az időponttól kezdve hatályos és a részvényes a Társasággal szemben a részvényesi jogait csak akkortól gyakorolhatja, amikor az új részvénytulajdonos, illetve a részvényesi meghatalmazott neve a Részvénykönyvbe bevezetésre kerül. Nem jegyezhető be a Részvénykönyvbe az, aki részvényét törvénybe ütköző módon szerezte. A Részvénykönyvbe bejegyzett részvényes részvénye átruházását annak megtörténtétől számított nyolc napon belül köteles bejelenteni a Társaság Igazgatóságának. Ha a részvényes e bejelentési kötelezettségét elmulasztja, akkor az átruházott részvények össznévértéke 0,5 százalékának megfelelő napi kötbért köteles fizetni a késedelem minden napjára. A dematerializált részvény új tulajdonosa az értékpapírszámla-vezetője által kiállított számlakivonattal a nyomdai úton előállított részvény új tulajdonosa pedig a forgatmánnyal ellátott részvények vagy a letéti igazolás bemutatásával köteles részvényszerzését bejelenteni és megadni a 7.6 pontban foglalt adatokat.

8.1 Shares are freely transferable without restrictions. Dematerialized ordinary shares are transferred by debiting the securities account of the seller and crediting the securities account of the purchaser provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative (or both, if it is so required by law), is entered in the Register of Shares. Printed registered shares are transferred by a full or blank endorsement on the back side of the share certificate or the sheet (allonge) attached to the share provided that such transfer shall become effective vis-à-vis the Company and the shareholders may exercise their rights vis-à-vis the Company only when the name of the transferee or its shareholder representative, is entered in the Register of Shares. The parties who have acquired their shares in breach of applicable laws may not be entered into the Register of Shares. The shareholders entered into the Register of Shares shall report the transfer of their shares to the Board of Directors of the Company within eight days after such transfer. If the shareholders fail to meet their disclosure obligations, they shall be obliged to pay a daily late payment penalty equal to 0.5 per cent per cent of the nominal value of the transferred shares for each day of the delay. The new owner of dematerialized shares shall be obliged to notify the Board of Directors of the acquisition of shares by presenting the securities account extract issued by the securities account holder. The new owner of the shares represented by printed share certificates shall be obliged to notify the Board of Directors of the acquisition of shares by presenting endorsed share certificate or certificate of deposit and the information set out in Section 7.6 above.

8.2 A Társaságban 33%-ot, illetve a tőkepiacról szóló 2001. évi CXX. törvény ("Tpt.") 68. § (1) bekezdésében meghatározott esetben 25%-ot meghaladó mértékű befolyás megszerzésére csak a Tpt. szerinti nyilvános vételi ajánlat keretében kerülhet sor.

8.2 For the acquisition of an influence in the Company exceeding 33% or, in the case set out in Section 68 (1) of Act CXX of 2001 on capital market ("Capital Market Act"), 25%, a public purchase offer must be made in accordance with the Capital Market Act.

8.3 Az Igazgatóság köteles megtagadni a Részvénykönyvbe történő bejegyzést abban az esetben, ha a befolyásszerzésre a Tpt-nek a nyilvánosan működő részvénytársaságban történő befolyásszerzésre vonatkozó szabályaitól eltérő módon került sor. Ebben az esetben a Társasággal szemben a tagsági

8.3 The Board of Directors is obliged to deny the registration into the Book of Shares when the acquisition of an influence takes place in breach of the regulations of the Capital Market Act regarding the acquisition of influence in public companies. In such a case the shareholders rights cannot be

jogok nem gyakorolhatóak. A befolyást szerző a 33, illetve a 25 %-ot meghaladó mértékű szavazati jogot megtestesítő részvényeit köteles a szerzést vagy a Pénzügyi Szervezetek Állami Felügyelete ("Felügyelet") a Tpt-nek a nyilvánosan működő részvénytársaságban történő befolyásszerzésre vonatkozó szabályaitól eltérő befolyásszerzés következményeit megállapító határozatának meghozatalát követő hatvan napon belül elidegeníteni.

exercised vis-a-vis the Company. The acquiror shall alienate those shares embodying voting rights in excess of 33% or 25%, respectively, of the voting rights of the Company within sixty days from the day of the acquisition or from the date of the resolution of the State Supervision of Financial Organisations ("SSFO") determining the consequences of the unlawful acquisition of influence in a public company.

8.4 Nyilvános vételi ajánlat esetén:

(a) az ajánlattevőnek a befolyásszerzés lebonyolítására forgalmazót kell megbíznia;

(b) az ajánlattevőnek a Társaság jövőbeni működésére vonatkozóan a Tpt. szerinti működési tervet kell készítenie, illetve ha az ajánlattevő akár külföldi, akár belföldi gazdálkodó szervezet gazdasági tevékenységéről jelentést kell készítenie;

(c) a vételi ajánlatot a Felügyeletnek jóvá kell hagynia;

(d) a vételi ajánlat elfogadására nyitva álló határidő legalább harminc, legfeljebb negyvenöt nap lehet. Az elfogadó nyilatkozatok megtételére nyitva álló határidő kezdőnapja nem lehet korábbi időpont, mint a Felügyelet nyilvános vételi ajánlatot jóváhagyó határozatának közzétételére vonatkozó hirdetmény megjelenését követő második nap, és nem lehet későbbi időpont mint a közzétételt követő ötödik nap.

(e) A nyilvános vételi ajánlatot a Társaság valamennyi szavazati jogot megtestesítő részvényére, valamennyi szavazati joggal rendelkező részvényesének kell megtenni.

(f) az ajánlati kötöttség ideje alatt az ajánlatot elfogadó részvényesek kötelesek annál az Igazgatóság által kijelölt budapesti székhelyű hitelintézetnél vagy befektetési

8.4 In case of an acquisition of influence through compulsory public purchase offer

(a) the offeror must hire an investment enterprise to manage the implementation of the acquisition of influence;

(b) the offeror, in accordance with the regulations of the Capital Market Act, must prepare a plan for the Company's future operation and if the offeror is a foreign or a domestic business organization, it must prepare a report of its business activity;

(c) the public purchase offer has to be approved by the SSFO;

(d) the period for the acceptance of the public purchase offer shall be at least 30 and not more than 45 days. The first day of the acceptance period of the public purchase offer cannot be earlier than the second and cannot be later than the fifth day from the date of the publication of the announcement regarding the SSFO's approval of the public purchase offer;

(e) the public purchase offer shall be made for all of the shares representing voting rights and for all of the shareholders holding shares representing voting rights;

(f) during the acceptance period those shareholders who accept the offer shall deposit their shares with a credit institution or an investment company,

hitelintézetnél vagy befektetési társaságnál részvényeiket letétbe helyezni, ahol majd a vételár kifizetése történik. Az ajánlattevő a vételár összegének, illetve fedezetének rendelkezésre állásáról a fenti hitelintézet vagy befektetési társaság által hivatalos banki igazolást köteles az Igazgatóság részére bemutatni.

respectively, to be designated by the Board of Directors in Budapest where the payment of the purchase price will take place. The offeror has to submit a certificate to be issued by the above credit institution or investment company to the Board of Directors confirming the availability of the purchase price or its coverage.

(g) A vételi ajánlatban az ajánlat tárgyát képező részvényeknek ellenértéke nem lehet kevesebb mint a részvényeknek a vételi ajánlat Felügyelet részére történő benyújtását megelőző száznyolcvan nap forgalommal súlyozott tőzsdei átlagára és az ajánlattevő, valamint a Tpt-ben meghatározott kapcsolt személyek által a vételi ajánlat benyújtását megelőző száznyolcvan napon belül a Társaság részvényeire ellenérték fejében kötött átruházási szerződés legmagasabb ára, vagy a vételi, visszavásárlási jog érvényesítése esetén a szerződés lehívási ára és díja együttes összege közül a magasabb összeg.

(g) The purchase price shall not be less than the highest of the following prices: (i) the weighted average price of the shares of the Company on the Budapest Stock Exchange during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; (ii) the highest price of share sale purchase agreements concluded by the offeror or the connected persons, as defined by the Capital Market Act, for the shares of the Company during the one hundred eighty (180) days period immediately preceding the submission of the public offer to the SSFO; and (iii) in the case of exercising an option or a repurchase right during the above period, the cumulated amount of the purchase price and the option fee.

(h) Az ajánlattevő megkeresésére a Társaság Igazgatósága jogosult, de nem köteles a Társaság működésére vonatkozó információt az ajánlattevő részére átadni. Az ilyen információt az ajánlattevő, az ajánlattevő meghatalmazottja, valamint a forgalmazó köteles az üzleti titokra, az értékpapírtitokra, valamint a bennfentes kereskedelem tilalmára vonatkozó szabályoknak megfelelően kezelni.

(h) Upon request of the offeror, the Board of Directors is entitled, but not obliged, to disclose information concerning the operation of the Company to the offeror. Such information shall be handled by the offeror, his proxy and the investment enterprise in compliance with the provisions on business secrets and securities related secrecy obligations and the prohibition of insider dealing.

(i) Az ajánlattevő valamennyi felajánlott részvényt köteles megvásárolni, kivéve, ha az elfogadó nyilatkozatok alapján az ajánlattevő, illetve a Tpt-ben meghatározott kapcsolt

(i) The offeror must purchase all the offered shares except if the offeror and the connected persons, as defined by the Capital Market Act, do not acquire influence in excess of

személyek nem szereznek a Társaságban ötven százalékot meghaladó befolyást és a vételi ajánlat erre az esetre tartalmazta az elállás jogának fenntartását. Tilos a részvényesek között a vételi ajánlat elfogadására vonatkozó jogosultság gyakorlása során hátrányos megkülönböztetést tenni.

50% and the offeror stipulated the right of rescission for such a case. It is prohibited to discriminate among shareholders in relation to their exercising rights in the course of the acceptance of the purchase offer.

(j) Az ajánlattevő és az elfogadó nyilatkozatot tevő részvényes között a részvény-átruházási szerződés az elfogadó nyilatkozat megtételére nyitva álló határidő zárónapján jön létre, kivéve, ha az esetlegesen szükséges verseny-felügyeleti eljárás ezen a napon még nem zárult le. Ez utóbbi esetben a szerződés a verseny-felügyeleti engedély megadásának napján jön létre.

(j) The contract between the offeror and the shareholder submitting the declarations of acceptance shall come into existence on the last day of the period available for the submission of the declaration of acceptance, except if the necessary Competition Office proceeding has not yet completed on that day. In the latter case the contract comes into existence on the day of the granting of the Competition Office's approval.

(k) Az ajánlattevő az ellenérték teljesítésére a vételi ajánlat elfogadására nyitva álló határidő zárónapját - verseny-felügyeleti eljárás esetén a verseny-felügyeleti engedély megadásának napját - követő öt munkanapon belül köteles.

(k) The offeror shall pay the purchase price within five days of the last day of the acceptance period of the purchase offer. In the case of a Competition Office proceeding, this deadline shall commence on the day of the granting of the Competition Office approval.

8.5 Az Igazgatóság köteles a vételi ajánlatot véleményezni és azt a részvényesek számára a Tpt-ben meghatározott módon közzétenni. Az Igazgatóság jogosult a vételi ajánlat értékelésével a Társaság költségén független pénzügyi szakértőt megbízni. A szakértői értékelést az Igazgatóság a saját véleményével azonos módon teszi közzé.

8.5 The Board of Directors shall form an opinion on the purchase offer to the shareholders and publish it in accordance with the rules of the Capital Market Act. The Board of Directors is entitled to appoint an independent financial advisor, at the Company's costs, to evaluate the purchase offer. The report on the evaluation of such an expert must be published by the Board of Directors in the same way as the Board of Directors has published its own opinion on the purchase offer.

8.6 A Társaság alaptőkéjének pénzbeli hozzájárulás útján történő megemelése esetén a Társaság részvényesei - ezen belül első helyen a forgalomba hozott részvényekkel azonos részvénysorozatba tartozó részvénnyel rendelkező részvényesek -, majd az átváltoztatható, illetve a jegyzési jogot biztosító kötvények tulajdonosai - ebben a sorrendben - a Társaságban meglévő tulajdoni hányaduk arányában jogosultak új részvényeket szerezni mind az új

8.6. The shareholders of the Company – firstly the shareholders belonging to a share series identical to that one to be issued hereunder – then owners of convertible bonds and lastly the owners of bonds with subscription rights, in this order -, shall have the right to purchase a number of shares equal to their pro rata interest in the share capital of the Company in the event of a capital increase by cash contribution of the Company, whether such capital increase is a

részvényeknek nyilvános forgalomba hozatalával történő kibocsátása során ("Jegyzési Elsőbbség"), mind pedig az új részvényeknek zártkörű forgalomba hozatalával történő kibocsátása esetén ("Részvételi Jog") (a Jegyzési Elsőbbség és a Részvételi Jog együtt "Elsőbbségi Jogok").

Az Elsőbbségi Jogok gyakorlására csak az a részvényes jogosult, aki az alább definiált Értesítés időpontjában, valamint az Elsőbbségi Jog gyakorlásakor is be van jegyezve a Részvénykönyvbe. A tulajdoni hányad arányában gyakorolható Elsőbbségi Jog mértéke az alább definiált Értesítés időpontjában a Társaság Részvénykönyvében a részvényes tulajdonaként megjelölt részvények össznévértékén alapszik.

Új részvények zártkörű vagy nyilvános forgalomba hozatalával történő alaptőke-emelés esetén a részvényesek az alábbi eljárási rend alapján gyakorolhatják az Elsőbbségi Jogokat:

(a) Zártkörű alaptőke-emelés esetén az Igazgatóság köteles a Cégközlönyben történő közzététel útján legkésőbb a pénzbeli hozzájárulás útján történő alaptőke-emelés elhatározását követő 30 napon belül értesíteni a részvényeseket az alaptőke felemeléséről ("Részvételi Jogra vonatkozó Értesítés"). A Részvételi Jogra vonatkozó Értesítésben meg kell határozni (i) az alaptőke-emelés módját és nagyságát (így a jegyezhető részvények név- illetve kibocsátási értékét); és (ii) a Részvételi Jogok gyakorlásának – legalább 15 napos - határidejét (kezdő- és zárónapját) és feltételeit, ideértve az alább definiált részvényesi Nyilatkozat megtételének határidejét is.

(b) Nyilvános alaptőke-emelés esetén az Igazgatóság köteles a Cégközlönyben történő közzététel útján legkésőbb a pénzbeli hozzájárulás útján történő alaptőke-emelés elhatározását követő 30 napon belül tájékoztatni a részvényeseket az alaptőke felemeléséről ("Jegyzési Elsőbbségre vonatkozó Értesítés") (a Jegyzési Elsőbbségre vonatkozó Értesítés a Részvételi Jogra vonatkozó Értesítéssel együtt: "Értesítés"). A Jegyzési Elsőbbségre vonatkozó Értesítésben meg kell határozni (i) az alaptőke-emelés módját és nagyságát

public offering (the "Preferential Rights") or a private placement (the "Participation Rights" and, together with the Preferential Rights, the "Priority Rights").

Only shareholders of record in the Register of Shares at the time of Notice, as defined below, and at the time of exercise of Priority Rights, shall be entitled to exercise their Priority Rights. The determination of such shareholders' pro rata right shall be based on the total nominal value of shares owned by each shareholder as recorded in the Company's Register of Shares at the date of Notice, as defined below.

In connection with a capital increase effected by means of a private placement or a public offering, the exercise of the shareholders' Priority Rights shall be subject to the following procedural rules:

(a) the Board of Directors shall notify shareholders of a capital increase effected by means of a private placement, through publication in the Company Gazette (in Hungarian: "Cégközlöny") within 30 days from the decision on capital increase by cash contribution of the Company, at the latest, (the "Participation Rights Notice"). The Participation Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum 15 days (including opening and closing dates) and conditions for the exercise of the shareholders' Participation Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below.

(b) the Board of Directors shall notify shareholders of the capital increase effected by means of a public offering, through publication in the Company Gazette (in Hungarian: "Cégközlöny") within 30 days from the decision on capital increase by cash contribution of the Company, at the latest, (the "Preferential Rights Notice" and, together with the Participation Rights Notice, the "Notice"). The Preferential Rights Notice shall specify: (i) the nature and the amount of the capital increase (including the nominal- and issue price of the shares to be subscribed); and (ii) the term of a minimum 15 days (including opening and closing

(így a jegyezhető részvények név- illetve kibocsátási értékét); és (ii) az Elsőbbségi Jogok gyakorlásának – legalább 15 napos - határidejét (kezdő- és zárónapját) és feltételeit, ideértve az alább definiált részvényesi Nyilatkozat megtételének határidejét is.

dates) and conditions for the exercise of the shareholders' Priority Rights, including a specific term for the submission of the shareholders' Declaration of Intent, as defined below.

(c) A Társaság a részvényes vagy kötvénytulajdonos ez irányú, elektronikus levélben közölt kérése esetén, az Elsőbbségi Jog gyakorlásának feltételeiről elektronikus levélben is tájékoztatást ad.

(c) Upon the request of the shareholder of bond owner by email, the Company shall inform such person by email of the terms of exercise of the Priority Rights.

(d) Az Elsőbbségi Jogaikat gyakorolni kívánó részvényesek vagy kötvénytulajdonosok a vonatkozó Értesítésben meghatározott módon, határidőn belül írásban kötelesek nyilatkozni Elsőbbségi Joguk gyakorlására irányuló szándékukról ("Nyilatkozat").

(d) Shareholders or bond owners interested in exercising their Priority Rights shall declare in writing their intention to do so under the terms and within the deadline set forth in the applicable Notice ("Declaration of Intent").

(e) A Nyilatkozatnak tartalmaznia kell a lejegyezni vagy átvenni kívánt részvények fajtáját, osztályát, sorozatát, névértékét, darabszámát és kibocsátási értékét, valamint a részvényes vagy kötvénytulajdonos visszavonhatatlan kötelezettségvállalását a Nyilatkozatban meghatározott részvények jegyzésére vagy átvételére, illetve kibocsátási értéküknek a közgyűlési határozatban foglaltak szerinti megfizetésére.

(e) The Declaration of Intent shall include the type, class, series, nominal value, number and issue price of the shares to be subscribed, as well as the irrevocable undertaking of the shareholder or bond owner to subscribe such number of shares defined in the Declaration of Intent, and to pay the issue price of such shares as specified in the resolution of the shareholders' meeting.

(f) Amennyiben a részvényes a vonatkozó Értesítés által meghatározott határidőn belül nem nyújtja be Nyilatkozatát, akkor úgy kell tekinteni, hogy az adott alaptőke-emelés tekintetében Elsőbbségi Jogával nem kíván élni.

(f) Any shareholder not providing his Declaration of Intent within the deadline set forth in the applicable Notice shall be deemed to have waived his Priority Right in connection with the notified capital increase.

(g) A részvényes vagy a kötvénytulajdonos Elsőbbségi Joga – a jelen pontban meghatározott sorrendiségre figyelemmel - tulajdoni hányad arányában gyakorolható (a kötvénytulajdonos Elsőbbségi Jogát olyan arányban gyakorolhatja, amilyen arányban az átváltoztatható kötvénye átváltása illetve a jegyzési jogot biztosító kötvény esetén a jegyzési joga gyakorlása alapján a kötvénytulajdonost megillető részvények száma aránylik ahhoz a részvényszámhoz, amely valamennyi átváltoztatható és jegyzési jogot

(g) The Priority Rights of a shareholder or a bond owner - with respect to the subscription order specified above – may be exercised pro rata based on the number of shares owned by such shareholder or bond owner (a bond owner may exercise its Priority Right in proportion to the number of shares it received upon the conversion of the convertible bonds or, in the event of bonds with a subscription right, the exercise of such subscription right is in proportion to the number of shares that would be created as a result of the simultaneous exercise of the rights attached to all convertible bonds and bonds with a subscription right including

biztosító kötvényhez kapcsolódó jog egyidejű gyakorlása esetén keletkezne, ideértve a már kibocsátott részvényeket is). Amennyiben az Elsőbbségi Jog gyakorlásánál az elosztás következtében töredék részvénytulajdon keletkezne, akkor a részvényeseknek jutó részvényszámot a legközelebbi egész részvényig lefelé kell kerekíteni azzal, hogy ha valamely részvényes a tulajdoni hányada alapján egynél kevesebb részvényre lenne jogosult, akkor ezen elosztás alapján nem kap részvényt. A kerekítés következtében fennmaradó részvények elosztása úgy történik, hogy a Társaság sorrendiség alapján érintett és Elsőbbségi Jogával élő azon részvényeseit, akik a lefele kerekítés miatt kevesebb részvényt kaptak, részvényeik össznévértéke alapján sorba rendezik oly módon, hogy a legkisebb részvénytulajdonnal rendelkező részvényesek kerülnek a sor elejére, míg a legnagyobb részvényesek kerülnek a sor végére, majd a részvényesek a sorrendnek megfelelően kapnak egy egész részvényt mindaddig, amíg az Elsőbbségi Jogukat gyakorló jogosultakat megillető újonnan kibocsátott részvények el nem fogynak.

8.7 A Társaság közgyűlése – az Igazgatóság írásbeli előterjesztése alapján háromnegyedes szavazattöbbséggel az Elsőbbségi Jogok gyakorlását kizárhatja. Az Elsőbbségi Jogok gyakorlásának kizárásra vonatkozó előterjesztést a közgyűlés az alaptőke felemelésére vonatkozó javaslattal együttesen köteles megtárgyalni (kivéve az Igazgatóság általi alaptőke-emelés esetén), de arról külön köteles határozatot hozni. Az Elsőbbségi Jogok gyakorlásának kizárására irányuló igazgatósági előterjesztés az alábbiakat tartalmazza:

(a) az alaptőke-emelés indokát;

(b) az alaptőke-emelés útján kibocsátott részvények tervezett név- és kibocsátási értékét;

(c) az Elsőbbségi Jogok gyakorlása kizárásának részletes indoklását, ideértve a kizárás következében a Társaságnál jelentkező előnyöket;

(d) zártkörben történő alaptőke-emelés esetén a részvények átvételére

bonds with a subscription right, including those shares which have already been issued). If the exercise of Priority Rights results in a situation where the distribution of the shares would result in a fractional number, the number of shares to be acquired by the shareholder shall be rounded down to the nearest whole number of shares providing that if any of the shareholders would be entitled to less than one share based on the number of shares it owns, then such shareholder shall not receive any share based on such distribution procedure). The remaining shares shall be divided so that those shareholders of the Company - being affected by the subscription order and having exercised their pre-emption rights - who received less shares due to the rounding procedure shall be ranked based on the total nominal value of their shares, so that the first in line will be such shareholder who owns the least shares in terms of value, while the bigger shareholders will be at the end of such line. The shareholders shall receive the shares – one by one, in this order – as long as the shares issued for subscription to the beneficiaries exercising their Priority Rights last.

8.7 The general meeting of the Company – upon the written proposal of the Board – may exclude the exercise of the Priority Rights with a voting majority set forth in 13.5. The general meeting shall discuss the proposal on the exclusion of the exercise of Priority Rights together with the proposal on the capital increase (except for the capital increase by the Board), but shall resolve on these issues separately. The proposal of the Board on the exclusion of the exercise of Priority Rights shall include the following:

(a) reason for the capital increase;

(b) proposed nominal- and issue values of the shares to be issued through the capital increase;

(c) detailed reasoning of exclusion of the exercise of the Priority Rights, including the advantages for the Company as a result of the exclusion;

(d) in the event of a private placement, the introduction of person(s) being

jogosított személy(ek) bemutatását; és

(e) az alaptőke megemelését követően az alaptőke-emelést megelőző részvényesek szavazati arányának módosulását.

Az Igazgatóság a jelen pont szerinti előterjesztést köteles legkésőbb az Elsőbbségi Jogok gyakorlásának kizárásáról döntő közgyűlés napját megelőző 15 nappal a Társaság részvényesi számára hirdetményi úton közzétenni.

KÖZGYŰLÉS, SZAVAZATOK

9. Közgyűlés

A Társaság legfőbb szerve a közgyűlés, amely a részvényesek összességéből áll. Az alábbi döntések a közgyűlés kizárólagos hatáskörébe tartoznak:

(a) döntés - ha a társasági törvény eltérően nem rendelkezik - a jelen Alapszabály megállapításáról és módosításáról;

(b) döntés a Társaság működési formájának megváltoztatásáról;

(c) a Társaság átalakulásának és jogutód nélküli megszűnésének elhatározása;

(d) az Igazgatóság, a Felügyelő Bizottság tagjainak és a könyvvizsgálónak a megválasztása, visszahívása, valamint díjazásuk megállapítása;

(e) a számviteli törvény szerinti beszámoló elfogadása, ideértve az adózott eredmény felhasználására vonatkozó döntést is;

(f) döntés - ha a társasági törvény eltérően nem rendelkezik - osztalékelőleg fizetéséről;

(g) döntés a részvények típusának átalakításáról;

(h) döntés nyomdai úton előállított részvény dematerializált részvénnyé

the introduction of person(s) being authorised to take over the shares; and

(e) modification of voting rights, following the capital increase, of the shareholders existing before the capital increase.

The Board shall publish its proposal hereunder for the Company's shareholders a minimum of 15 days before the date of such general meeting deciding on the exclusion of the exercise of the Priority Rights.

GENERAL MEETING, VOTES

9. General Meeting

The General Meeting is the principal body of the Company, which comprises all the shareholders. The following activities shall fall within the exclusive authority of the General Meeting.

(a) decision on the establishment of and amendment to these Articles, unless otherwise provided by the Companies Act;

(b) decision on the change of the form of operation of the Company;

(c) decision on the transformation or termination of the Company without legal successor;

(d) electing and dismissing members of the Board of Directors, Supervisory Board and the auditor, and determining their remuneration;

(e) approval of the annual financial report prepared according to the Accounting Act, including a decision on the appropriation of after-tax profits;

(f) decision to pay interim dividends, unless otherwise provided by the Companies Act;

(g) decision on whether to alter the type of a share;

(h) decision to transform printed shares into dematerialized shares;

történő átalakításáról;

(i) az egyes részvény-sorozatokhoz fűződő jogok megváltoztatása, illetve az egyes részvényfajták, osztályok átalakítása;

(j) döntés - ha a társasági törvény eltérően nem rendelkezik - átváltoztatható vagy jegyzési jogot biztosító kötvény kibocsátásáról;

(k) ha a társasági törvény eltérően nem rendelkezik, döntés a saját részvény megszerzéséről, továbbá a saját részvényre kapott nyilvános vételi ajánlat elfogadásáról;

(l) döntés a Társaság részvényeinek bármely tőzsdéről, illetve jegyzési rendszerből történő kivezetésének kérelmezéséről, kivéve ha van olyan részvényes aki legalább 75 %-os szavazati joggal rendelkezik a kivezetni kívánt sorozat vonatkozásában, mert ebben az esetben ezen részvényes a teljes bizonyító erejű magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről;

(m) a vezetői részvény program jóváhagyása és módosítása (ide nem értve az ilyen program által az Igazgatóság jogaként fenntartott módosításokat);

(n) döntés a Felügyelő Bizottság elfogadott ügyrendjének, illetve az ügyrend bármely módosításának jóváhagyásáról;

(o) döntés a jegyzési elsőbbségi jog gyakorlásának kizárásról; és

(p) döntés minden olyan kérdésben, amelyet a vonatkozó jogszabályok, illetve a jelen Alapszabály a közgyűlés kizárólagos hatáskörébe utal.

10. Évi rendes közgyűlés

Évi rendes közgyűlést minden évben egyszer kell tartani.

(i) variation of the rights attached to a certain series of shares and the transformation of categories or classes of shares;

(j) decision on the issue of convertible bonds or bonds with subscription rights, unless otherwise provided by the Companies Act;

(k) decision on the acquisition by the Company of its own shares, unless otherwise provided by the Companies Act and on the acceptance of a public offer to purchase the Company shares owned by the Company;

(l) decision on delisting the shares of the Company from any stock exchange or any listing system, except if there is a shareholder who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, in which case such shareholder, in the form of a legal declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares;

(m) approving the Management Share Option Plan of the Company or amending same other than those amendments reserved for the Board of Directors in such Plan;

(n) approving the adopted or amended rules of procedure of the Supervisory Board following the approval by the Supervisory Board;

(o) decision on the exclusion of the exercise of Priority Rights; and

(p) deciding on all issues referred by the law or these Articles to the exclusive sphere of authority of the General Meeting.

10. Annual General Meeting

The Annual General Meeting (AGM) shall be held once a year.

kell tartani.

Az évi rendes közgyűlés napirendjén legalább a következőknek kell szerepelnie:

(a) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslatnak az elfogadása;

(b) az Igazgatóság ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról készített jelentésének elfogadása;

(c) a számviteli törvény szerinti beszámoló és az adózott eredmény felhasználásáról szóló felügyelő bizottsági és könyvvizsgálói jelentés elfogadása.

11. Rendkívüli közgyűlés

Rendkívüli közgyűlés hívandó össze az Igazgatóság, továbbá a társasági törvényben (az 1997. évi CXLIV. tv. és annak bármely módosítása, illetve a helyébe lépő jogszabályok) meghatározott esetekben a Felügyelő Bizottság vagy a Cégbíróság határozata, illetve a könyvvizsgáló kérése esetén, valamint a szavazatok 1/10-ed részét képviselő részvényes vagy részvényesek kérelmére, ha azt az ok és a cél írásbeli megjelölésével, részvényesi mivoltuk igazolása mellett kérik. Az Igazgatóság a közgyűlési hirdetményt az ilyen kérés kézhezvételétől számított 15 napon belül köteles közzétenni.

12. A közgyűlés összehívása

12.1 A közgyűlésre szóló meghívót a Társaság hirdetményeire meghatározott módon, a tervezett közgyűlést megelőzően legalább 30 nappal az Igazgatóság, illetve a 11. pont vonatkozó rendelkezéseivel összhangban megjelölt más jogosult nyilvánosan közzéteszi a 31. pontban foglaltak szerinti módon.

12.2 Minden közgyűlési hirdetményben meg kell jelölni a Társaság cégnevét és székhelyét, a közgyűlés helyét, napját és időpontját, a közgyűlés napirendjét, valamint a szavazati jog gyakorlásának Alapszabályban előírt

The following must be on the agenda of the AGM as a minimum:

(a) approval of the annual financial report prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits;

(b) approval of the report of the Board of Directors on the day-to-day management, financial status and business policy of the Company;

(c) approval of the report of the Supervisory Board and the Auditor's report on the annual financial report prepared in accordance with the Accounting Act and the appropriation of after-tax profits;

11. Extraordinary General Meeting

An Extraordinary General Meeting (EGM) shall be convened upon the resolution of the Board of Directors and the Supervisory Board, or the Court of Registration, or upon the request of the Auditor in the cases specified by the Companies Act (Act CXLIV of 1997 including any amendments or replacement thereto), and if requested by a shareholder or shareholders representing at least one-tenth of the votes if they indicate the reason and objective of the meeting and certify their shareholder status. The Board of Directors shall publish the notice for the EGM within 15 days from the receipt of such request.

12. Notice of the General Meeting

12.1 The notice for the General Meeting shall be publicly announced by the Board of Directors or other authorized persons or bodies indicated in Section 11 above in accordance with Section 31, but at least thirty days prior to the date of the proposed General Meeting.

12.2 The published notice for the General Meeting shall contain the name and registered office of the Company, the venue, date and time of the General Meeting, the agenda of the General Meeting, the conditions of exercising voting rights as

feltételeit, továbbá a határozatképtelenség miatt megismétlendő közgyűlés helyét és idejét. Évi rendes közgyűlés esetében a közgyűlési meghívóban vagy legkésőbb az éves közgyűlés napját legalább 15 nappal megelőző külön hirdetményben kell közzétenni a Társaság számviteli törvény szerinti beszámolójának és az Igazgatóság, valamint a Felügyelő Bizottság jelentésének lényeges adatait. Amennyiben a közgyűlés napirendjén alaptőke-emelés szerepel, a következő adatokat is fel kell tüntetni a hirdetményben: az alaptőke-emelés módját, tervezett legkisebb összegét, a kapcsolódó Alapszabály módosítás tervezetét, a kibocsátandó új részvények számát, sorozatát, a sorozatba tartozó részvények fajtájához, illetve részvényosztályához kapcsolódó jogokat, a részvények előállításának módját, névértékét, illetve kibocsátási értékét és befizetésének feltételeit.

specified in the Articles of Association, and the venue and date of a second General Meeting in case the General Meeting has no quorum. The published notice for the Annual General Meeting shall contain the substantial information of the annual financial report prepared in accordance with the Accounting Act and the reports of the Board of Directors and the Supervisory Board shall be published either in the invitation for the Annual General Meeting, or in a separate publication to be published at least 15 days before the date of the Annual General Meeting. Should a capital increase be on the agenda of the General Meeting, the following shall be also indicated in the published notice for the General Meeting and the relevant public announcement: the method of the registered capital increase, the minimum amount of the increase, the draft amendment to the Articles of Association related to the capital increase, the number and series of the new shares to be issued, the rights attached to the new shares, the method of issue, the nominal value and/or issue price of the shares, as well as the conditions of payment.

12.3 A közzétett napirenden nem szereplő ügyben a közgyűlés csak akkor hozhat döntést, ha valamennyi részvényes jelen van és az új napirendi pont felvételéhez egyhangúlag hozzájárulnak.

12.3 The General Meeting can only adopt resolutions regarding items that do not appear on the announced agenda if all shareholders are present at the General Meeting and unanimously assent to include that item on the agenda of the meeting.

12.4 Amennyiben a magyar jog a közgyűlés valamely határozatához a részvényesek vagy valamely részvényesi csoport előzetes hozzájárulását írja elő, ezen hozzájárulásra vagy a hozzájárulás megtagadására vonatkozó nyilatkozatokat a következőképpen kell megtenni: az érintett részvényesek a Társaság Igazgatóságának az adott közgyűlés napja előtt legalább 15 nappal a részvényeseknek kézbesített felhívására nyilatkozhatnak. A nyilatkozatot a felhíváshoz csatolt szavazólapon, közokirati vagy teljes bizonyító erejű magánokirati formában, írásban tehetik meg. A nyilatkozat leadási határideje a közgyűlés megkezdésének időpontja. A nyilatkozatot a Társaság székhelyére, az Igazgatóságnak címezve kell postán megküldeni vagy a közgyűlés helyszínén az Igazgatóság elnökének vagy a vezérigazgatónak a közgyűlés megkezdése előtt átadni. Azon részvényesek hozzájárulását, melyektől az erre rendelkezésre álló határidőn belül nyilatkozat nem érkezik, megadottnak kell tekinteni.

12.4 In the event that Hungarian law requires the preliminary approval of the shareholders or of a group of shareholders to a resolution of the General Meeting, the statements concerning the granting or the refusal of such approval shall be made in the following manner: the affected shareholders are entitled to make a statement on the appeal of the Board of Directors of the Company delivered at least 15 days before the day of the given General Meeting to the shareholders together with the request to vote. They can make a statement in writing on a voting sheet attached to the request letter in the form of a notary document or a private document with full probative force. The deadline for filing the statements is the time of starting of the General Meeting. The statements shall be sent by post to the registered seat of the Company, addressed to the Board of Directors or they shall be handed over to the chairman of the Board of Directors or the Chief Executive Officer at the place of the General Meeting before its start. The approval is deemed to be given

by those shareholders who do not respond by the deadline specified for such response.

13. Határozatképesség, szavazás a közgyűlésen

13.1 A közgyűlés határozatképes, ha azon a szavazásra jogosító részvények több mint felét képviselő részvényes személyesen, vagy meghatalmazott képviselője útján jelen van. Az ilyen képviseletre szóló meghatalmazást közokiratba vagy teljes bizonyító erejű magánokiratba kell foglalni és azt a közgyűlési meghívóban megjelölt helyen és időben, de legkésőbb a közgyűlés kezdetekor a jegyzőkönyvvezetőnek át kell adni.

13.2 Amennyiben a közgyűlés a kitűzött időpontot követően 30 perccel sem határozatképes, úgy az azonos napirenddel tartandó megismételt közgyűlést az eredeti közgyűlési hirdetményben megjelölt határidőn belül, az ott megjelölt időpontban és helyszínen kell megtartani.

A határozatképtelenség miatt megismételt közgyűlés az eredeti napirenden szereplő ügyekben dönthet és határozatképes függetlenül az ilyen megismételt közgyűlésen képviselt alaptőke arányától.

13.3 A közgyűlésen való részvételre és szavazásra az a részvényes jogosult, akinek neve a közgyűlést megelőző tulajdonosi megfeleltetés fordulónapján a Részvénykönyvben szerepel, és a szavazati jogot biztosító részvény a birtokában van, illetve rendelkezik a 7.4 pontban meghatározott letéti igazolással vagy értékpapír-számla kivonattal. A Részvénykönyv adatai alapján a Társaság Igazgatósága a közgyűlés helyszínén biztosítja a részvényenkénti szavazás lebonyolíthatóságát.

13.4 A közgyűlés nyílt szavazással szavaz. A szavazás vagy az előre kiosztott szavazójegyek leadásával, vagy elektronikus úton történhet. A közgyűlés szavazatszámláló bizottságot választ, melynek tagjaira a közgyűlés elnöke tesz javaslatot. A szavazatszámláló bizottság tagjai aláírásukkal hitelesítik a szavazások eredményét, amelyeket csatolni kell a közgyűlési jegyzőkönyvhöz.

13.5 A közgyűlés határozatait a 9. (a), (b), (c), (i), (l), (m) és (o) pontokban felsorolt ügyekben a

13. Quorum, Voting

13.1 A General Meeting shall have a quorum if the attending shareholders or their authorized representatives represent more than half of the share capital which carries with it a right to vote. Proxies for the General Meeting must be in form of a legal document or in a fully verifiable private deed and must be submitted to the keeper of the minutes at the place and time as indicated in the notice for the General Meeting, but not later than at the beginning of the General Meeting.

13.2 Where the General Meeting does not have a quorum 30 minutes after the announced time of the meeting, a second General Meeting shall be convened and held on the date and venue set forth in the announcement of the original General Meeting.

Such second General Meeting shall have a quorum to discuss and decide on the same agenda regardless of the amount of share capital represented at such second meeting.

13.3 Those shareholders whose names are listed in the Register of Shares on the turning day of process for verifying the shareholders and their holdings that is taken place before the General Meeting, and possess the shares representing the voting rights, or possess the appropriate securities account extract or certificate of deposit, as determined in section 7.4 shall have the right to attend the General Meeting and to vote. Based on data of the Register of Shares, the Board of Directors shall provide appropriate means of voting per share for the shareholders.

13.4 The General Meeting shall vote openly. The votes shall be cast on previously distributed voting ballots or through electronic means. A committee shall be elected based on the proposal by the chairman of the General Meeting to count the votes. The members of the committee counting the votes shall verify the results of each vote by countersigning such results, which must be attached to the minutes of the General Meeting.

13.5 The General Meeting shall adopt resolutions by at least a three-quarters majority of votes cast regarding items listed under Sections

leadott szavazatok legalább háromnegyedes többségével, más ügyekben pedig a leadott szavazatok egyszerű többségével hozza meg. A részvényeknek a BÉT-ről történő kivezetését eredményező döntést (9. (m) pont), beleértve azon döntést, amely az értékpapír-sorozat szankcióként való törléséhez vezet, csak akkor hagyhatja jóvá a közgyűlés, ha a BÉT Bevezetési és Forgalombantartási Szabályzatának rendelkezései szerinti tőzsdei ajánlat került megtételre, vagy előzetes kötelezettségvállalás történt tőzsdei ajánlat megtételére, feltéve, hogy a BÉT Bevezetési és Forgalombantartási Szabályzata a tőzsdei ajánlat megtételét a tőzsdei értékpapír listáról való törlés feltételéül szabja. Ha van olyan részvényes, aki a kivezetni kívánt sorozat vonatkozásában legalább 75 %-os szavazati joggal rendelkezik, a teljes bizonyító erejű magánokiratba foglalt jognyilatkozatával maga is dönthet a részvények kivezetéséről. A tartózkodás nem minősül leadott szavazatnak és a határozatképességet nem befolyásolja.

13.6 A fenti 13.5 pontban felsorolt rendelkezések közül azok módosításához, amelyek háromnegyedes minősített többségnél magasabb arányú közgyűlési jóváhagyást írnak elő, ugyanilyen magas arányú közgyűlési határozat szükséges.

13.7 Egy részvény egy szavazatra jogosít. Az ideiglenes részvények után járó szavazati jogosultság arányos az ideiglenes részvény tulajdonosa által a részvényért a Társaság részére befizetett összeggel.

13.8 A közgyűlésről jegyzőkönyvet kell vezetni a társasági törvény rendelkezéseivel összhangban.

14. A Közgyűlés elnöke

14.1 A közgyűlés elnöke az igazgatóság elnöke, távollétében pedig az a személy, akit a közgyűlésen jelenlévők közül a közgyűlés egyszerű szótöbbséggel elnöknek megválaszt. Ez utóbbi eljárás irányadó a szavazatszámlálók és jegyzőkönyv hitelesítők választására is, azzal, hogy a közgyűlési jegyzőkönyv hitelesítője csak részvényes, illetve annak meghatalmazottja lehet.

14.2 A közgyűlés elnöke kijelöli a jegyzőkönyvvezetőt, elnököl a tanácskozáson a napirend alapján, megadja és megvonja a szót, elrendeli a szavazást és ismerteti annak

9(a), (b), (c), (i), (l), (m) and (o) while on other matters it shall adopt resolutions by simple majority of votes cast. The General Meeting may only approve any resolution which may result in the de-listing of the shares of the Company from the BSE (Section 9 (m)) –including any de-listing of the series of shares as a sanction- if a delisting offer was made under the BSE Listing Rules, or a de-listing offer was undertaken, provided that the BSE Listing Rules require to make such an offer for the de-listing of the shares. If there is a shareholder who has at least 75 % of the voting rights in connection with the series that are subject to the proposed delisting, such shareholder, in the form of a legal declaration set forth in a private instrument with full probative force, can also decide on the delisting of the shares. Abstention shall not be considered as a vote cast and shall not affect the quorum.

13.6 The General Meeting shall only adopt a resolution to amend the provisions contained in Section 13.5 above which require more than a three quarter qualified majority of votes cast by the same percentage of the votes cast.

13.7 One share entitles the holder to one vote. In case of interim share certificates the voting right of holders of interim shares will be proportional to the percentage which is paid up by the holders.

13.8 Minutes of the General Meeting shall be kept, according to provisions of the Companies Act.

14. Chairman of the General Meeting

14.1 The Chairman of the General Meeting is the Chairman of the Board of Directors. In his/her absence, the Chairman of the General Meeting is elected from among the persons present at the General Meeting by simple majority of the votes cast. The same applies to election of persons counting the votes and persons authenticating the minutes, except that only a shareholder or its proxy may be appointed to authenticate the minutes of the meeting.

14.2 The Chairman of the General Meeting appoints the keeper of the minutes, presides over the meeting on the basis of the agenda, invites for speaking or refuses the shareholder's request for speaking, orders

eredményét, kihirdeti a közgyűlés határozatait.

IGAZGATÓSÁG

15. Igazgatóság tagjai

15.1 Az Igazgatóság 3-7 tagból áll. Az Igazgatóság tagjai közül legalább egy tagot független igazgatósági tagnak ("Független Igazgató") kell megválasztani azzal, hogy a Független Igazgató meg kell, hogy feleljen az alábbi 15.2 pontban foglalt feltételeknek. Az Igazgatóság tagjait a közgyűlés választja meg legfeljebb három (3) éves időtartamra. Valamennyi igazgatósági tagságra jelölt személy köteles legkésőbb a jelölése elfogadásakor írásban vagy a közgyűlési jegyzőkönyvben nyilatkozni arról, hogy az alábbi szabályok szerint függetlennek minősül-e.

Az Igazgatóság tagjai megbízatásuk lejárta után újraválaszthatók.

15.2 Az Igazgatóság tagja akkor minősül Független Igazgatónak, ha (i) nem alkalmazottja (ideértve a munkaviszonyt és a tartós megbízási jogviszonyt is) a Társaságnak vagy Leányvállalatának (a Leányvállalat fogalmát a számvitelről szóló 2000. évi C. törvény 3.§ (2) bekezdés 2. pontjában meghatározott fogalmat kell érteni); és/vagy (ii) nem közeli hozzátartozója ezen személynek.

15.3 Az Igazgatóság saját tagjai közül egyszerű többséggel választja meg elnökét.

16. Az Igazgatóság Ügyrendje

16.1 Az Igazgatóság maga állapítja meg szervezeti és működési rendjét ("Ügyrend") a jelen Alapszabály keretei között. Az Igazgatóság akkor határozatképes, ha az igazgatósági tagok többsége jelen van az ülésen vagy az egyéb módon történő döntéshozatalnál azzal, hogy abban az esetben, ha az Igazgatóság olyan kérdéseket tárgyal, amelyek a 16.4 pontban foglaltak szerint a Független Igazgató hozzájárulását igénylik, az Igazgatóság akkor is határozatképes, ha a Független Igazgatót az ülésről vagy a jelen 16. pontban meghatározott más döntéshozatalról az Igazgatóság részére a Független Igazgató által megadott címen, telefon- és telefax

voting, presents the outcome of voting and announces resolutions of the General Meeting.

BOARD OF DIRECTORS

15. Members of the Board of Directors

15.1 The Board of Directors shall consist of 3 to 7 members, at least one of whom shall be designated as independent director ("Independent Director"), who shall qualify as such under Section 15.2 below. Members of the Board of Directors are elected by the General Meeting for a term not to exceed three (3) years. Each person nominated to be a member of the Board of Directors shall declare, by the acceptance of his/her nomination, at the latest, in writing or in a form recorded in the minutes of the general meeting that he/she is qualified as independent under the rules set forth below.

Members of the Board of Directors may be re-elected following expiry of their term.

15.2 A member of the Board of Directors shall be qualified as an Independent Director if he/she is not (i) an employee (including employment and permanent mandate relationships) of the Company or any Subsidiary of the Company (Subsidiary is defined in Section 3(2) point 2 of Act C of 2000 on Accounting); and/or (ii) a close relative of any such person.

15.3 The Board of Directors shall elect its Chairman from among its members by simple majority of the members of the Board of Directors.

16. Rules of the Board of Directors

16.1 The Board of Directors shall establish its own rules of procedure ("Rules of Procedure") in accordance with the provisions of these Articles. The Board of Directors shall have a quorum if the majority of the members of the Board of Directors is present. In the event the Board of Directors is to discuss matters which are subject to the affirmative vote of the Independent Director as set out in Section 16.4 below, the Board of Directors shall also have a quorum if the Independent Director was properly notified of the meeting or other method of discussing the subject matter (as described in this Section 16) at an address, telephone and telefax number provided by the Independent

számon megfelelően értesítették az Ügyrendben foglalt szabályokkal összhangban, de a Független Igazgató bármely okból a szabályszerű meghívás ellenére az ülésen illetve az egyéb döntéshozatalban nem vett részt.

Az Ügyrendnek tartalmaznia kell, hogy az Igazgatóság döntéséhez szükséges dokumentumokat az Igazgatóság minden egyes tagjának három (3) munkanappal az Igazgatóság ülése előtt meg kell küldeni, kivéve, ha az Igazgatóság adott tagjával másként állapodnak meg.

16.2 Az Igazgatóság ülését az Igazgatóság elnöke vagy bármely két tagja hívhatja össze. Az erre vonatkozó értesítést az ülés napirendjével együtt nyolc (8) nappal az ülés időpontját megelőzően kell az érintettekhez eljuttatni, hacsak az Ügyrend másképp nem rendelkezik. Az Igazgatóság az Igazgatóság elnökének vagy bármely két tagjának kezdeményezésére jogosult írásban, ülés tartása nélkül is határozatot hozni. Az Igazgatóság telefonon is megtárgyalhat kérdéseket és hozhat határozatokat az Ügyrendben foglaltakkal összhangban. A 16.1 pontban foglalt, a határozatképességre vonatkozó rendelkezéseket az ilyen alternatív döntéshozatali mechanizmusok esetén is alkalmazni kell, egyébként az ez esetben követendő eljárási rendet az Ügyrend tartalmazza. Igazgatósági ülést negyedévente legalább egyszer kell tartani.

16.3 Az Igazgatóság elnöke összehívja és vezeti az Igazgatóság ülését, kijelöli az Igazgatósági ülésről készítendő jegyzőkönyv vezetőjét, elrendeli a szavazást és megállapítja annak eredményét és ellátja az Ügyrendben foglalt egyéb feladatokat.

16.4 Az Igazgatóság határozatait egyszerű szótöbbséggel hozza. Legalább egy Független Igazgató hozzájáruló szavazata szükséges (i) az alábbiakban meghatározott társult ügyletek jóváhagyásához, és (ii) a jelen Alapszabály Független Igazgatóra vonatkozó rendelkezéseinek módosítására vonatkozó Igazgatósági javaslattételhez, kivéve, ha a Független Igazgató megfelelően értesítve

Director to the Board of Directors in accordance with the Rules of Procedure, but the Independent Director was not participating, for whatever reason and notwithstanding his/her being properly notified, at the meeting and did not participate in any other method of discussion of the subject matter.

The Rules of Procedure must stipulate that the documents necessary for the decision of the Board of Directors must be sent to each member of the Board of Directors at least three (3) business days prior to the meeting of the Board of Directors, unless an agreement to the contrary is reached with a particular member of the Board of Directors.

16.2 The Chairman or any two members of the Board of Directors shall be entitled to convene a meeting of the Board of Directors. The relevant announcement and the agenda must reach those concerned at least eight (8) days prior to the proposed date of meeting, unless the Rules of Procedure provide otherwise. The Board of Directors is entitled to adopt a written resolution upon the proposal of the Chairman or any other two members of the Board of Directors in writing without the necessity to convene a meeting. The Board of Directors may also discuss matters and bring a decision over the telephone in accordance with its rules of procedure. The provisions regarding the quorum of the Board of Directors as set out in Section 16.1 shall also apply to any such alternative decision making procedure and the detailed rules of this procedure shall be regulated by the Rules of Procedure. Meeting of the Board of Directors shall be held at minimum once every three months.

16.3 The Chairman of the Board of Directors shall convene and chair the meetings of the Board of Directors, assign the person who keeps minutes of the meeting, order voting, announce the results and perform all other duties prescribed by the rules of procedure of the Board of Directors.

16.4 The Board of Directors shall adopt resolutions by simple majority. The affirmative vote of at least one Independent Director is required (i) to approve related party transactions as defined below, and (ii) for any recommendation to the General Meeting regarding the modification of the provisions of these Articles relating to the Independent Director, except if the Independent Director was properly notified in

volt(ak) a 16.1 pontban foglaltakkal összhangban, de a döntéshozatalban bármely okból, a szabályszerű meghívás ellenére a Független Igazgató nem vett részt. Szavazategyenlőség esetén az elnök szavazata dönt.

Amennyiben az Igazgatóság tagja személyesen vagy egy vállalkozáson vagy befektetésen keresztül, közvetve vagy közvetlenül érdekelt vagy feltehetően elfogult egy üggyel kapcsolatban, az a tag az adott üggyel kapcsolatban nem szavazhat.

A jelen Alapszabályban a "társult ügylet" a (i) Társaság és a Társaság alábbiakban meghatározott jelentős részvényese, vagy (ii) a Társaság és valamely jelentős részvényes viszonylatában Társult Személynek minősülő személy között kötendő ügyleteket jelenti. A jelen Alapszabályban "jelentős részvényes" olyan személyt jelent, aki a Társaságban 10%-os mértéket meghaladó befolyással rendelkezik.

Az Igazgatóság köteles biztosítani, hogy a Társaság és annak bármely részvényese, illetve a Társaság és annak, illetve részvényeseinek Társult Személyei között kötendő ügyletek tisztességes piaci alapon kialkudott feltételeket tartalmazzanak és ezen az alapon kerüljenek teljesítésre is.

16.5 A jelen Alapszabály szempontjából "Társult Személynek" minősül a magánszemély esetén annak a Polgári Törvénykönyv 685. § b) pontjában meghatározott közeli hozzátartozója vagy bármely más személy vagy személyek, akik valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködnek az adott magánszeméllyel a Társaságban meglévő részvénytulajdonukon keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzenek vagy azt ilyen módon konszolidálják.

A jelen Alapszabály szempontjából szervezet (ideértve bármely jogi személy vagy gazdasági társaság, ideértve a jogi személyiség nélküli gazdasági társaságokat is; a továbbiakban: "társaság") esetében Társult Személynek minősül az a személy vagy társaság,

(i) amely a társasági adóról és osztalékadóról szóló 1996. évi LXXXI. törvény 4. § 23. pontja szerint kapcsolt vállalkozásnak

accordance with Section 16.1, but the Independent Director did not participate in the decision making process for whatever reasons and notwithstanding his/her being properly notified. In case of a tie vote, the vote of the Chairman shall decide.

If a member of the Board of Directors is personally or directly or indirectly through a business or investment, is interested, or foreseeable biased in the outcome of a matter he/she shall not be entitled to vote in connection with that matter.

For the purpose of these Articles a "related party transaction" means a transaction (i) between the Company and any significant shareholder of the Company (as defined below); or (ii) between the Company and any Associated Person in relation to a significant shareholder of the Company. For the purposes of these Articles, a "significant shareholder" means a person who has an influence in the Company exceeding 10%.

The Board of Directors shall make sure that any transaction to be entered into between the Company and any of its shareholders or between the Company and its or its shareholders' Associated Persons contains arms length conditions and is performed on such basis.

16.5. For the purposes of these Articles "Associated Person" means, in case of an individual, the close relatives of the individual, as defined in Section 685 b of the Civil Code or any person or persons who, pursuant to an agreement or understanding (whether formal or informal) actively cooperate with the individual through the holding or acquisition by any of them of shares in the Company to obtain or consolidate control of the Company.

For the purposes of these Articles "Associated Person" means in case of a body corporate (including any legal person, entity or a company without legal personality; hereinafter: "entity") such person or entity,

(i) who/which is deemed to be a related enterprise pursuant to section 4 (23) of Act LXXXI of 1996 on corporate and dividend taxes; or

minősül; vagy

(ii) amely vezető tisztségviselője annak a társaságnak, amely a fenti 16.5 (i) pont alapján Társult Személynek minősül; vagy

(iii) amely valamely (írásos vagy szóbeli) megállapodás alapján aktívan együttműködik az adott társasággal a Társaságban meglévő részvénytulajdonán keresztül vagy ilyen megszerzésével annak érdekében, hogy a Társaság irányítása felett ellenőrzési jogot szerezzen vagy azt ilyen módon konszolidálja.

16.6 A Független Igazgató a szavazatok 1/10-ét képviselő részvényesek írásbeli kérelmére, a kérés kézhezvételétől számított 15 napon belül köteles a Társaság szervezetével vagy működésével kapcsolatos bármely ügyet megvizsgálni. A Független Igazgató jogosult a saját kezdeményezésére is ilyen vizsgálatot lefolytatni. A Független Igazgató ezen felhatalmazása keretében jogosult a Társaság könyveit megvizsgálni és az Igazgatóság, a Felügyelő Bizottság tagjaival és a könyvvizsgálóval, valamint a Társaság bármely alkalmazottjával megbeszéléseket folytatni. Az Igazgatóság tagjai kötelesek minden segítséget megadni a Független Igazgató részére ezen eljárása lefolytatásához. A vizsgálat eredményét jelentés formájában az Igazgatóság elé kell terjeszteni. Az Igazgatóság a jelentés kézhezvételétől számított harminc (30) napon belül határoz a jelentésről. A jelentés csak azon része hozható a Társaság részvényeseinek tudomására, amelyet az Igazgatóság nem minősít üzleti titoknak.

A Független Igazgató jogosult a közgyűlésen beszámolni bármely olyan kérdésben, ami megítélése szerint a részvényesek tájékoztatása szempontjából szükséges, kivéve, amelyet az Igazgatóság üzleti titoknak minősített.

16.7 A Társaság vezérigazgatójának kinevezéséről és visszahívásáról az Igazgatóság dönt. A vezérigazgató az Igazgatóságtól kapott felhatalmazás alapján jogosult a Társaság dolgozói felett a munkáltatói jogok gyakorlására, mely jogát a Társaság

(ii) who is the senior officer of such entity which qualifies as an Associated Person pursuant to section 16 (5) (i) above; or

(iii) who/which, pursuant to an agreement or understanding (whether formal or informal), actively co-operates with the body corporate through the holding or acquisition by any of them of shares in the Company to obtain or consolidate, control of the Company.

16.6 The Independent Director, within 15 days from the date it receives the written request, shall examine any corporate or business issue if shareholders representing at least one-tenth of the votes of the Company so request. The Independent Director shall have the right to conduct such examination at his or her initiative at any time. Within this authorization, the Independent Director shall have the right to investigate the records of the Company and prepare interviews with members of the Board of Directors, the Supervisory Board and the Auditor and any employee of the Company and the members of the Board of Directors shall use their best efforts in giving their support to the Independent Director in this procedure. The results of the investigation shall be submitted in the form of a report to the Board of Directors. The Board of Directors shall make a decision or statement whichever is appropriate about the submitted report within thirty (30) days from the date it receives the report. Only such part of the report may be disclosed to the Company's shareholders, which is not qualified as a business secret by the Board of Directors.

The Independent Director shall be entitled to report to the General Meeting on any matters, which he or she considers should be brought to the attention of shareholders, except if such matter is qualified as a business secret by the Board of Directors.

16.7 The Board of Directors shall decide on the appointment and dismissal of the Chief Executive Officer of the Company and shall exercise the employer's rights over the Chief Executive Officer. The Chief Executive Officer shall have the right to exercise the employer's rights based on the authorization

Szervezeti és Működési Szabályzatában foglalt keretek között és feltételekkel a Társaság egyes alkalmazottaira átruházhatja.

of the Board of Directors, which right may be transferred to certain other employees of the Company subject to the restrictions and in accordance with the provisions of the Organizational and Operational Rules of the Company.

17. Az Igazgatóság hatásköre és feladatai

17.1 Az Igazgatóság hatásköre és feladatai a következők:

(a) a jelen Alapszabály 9. pontjában felsorolt, a közgyűlés kizárólagos hatáskörébe tartozó ügyekre vonatkozó javaslatok elkészítése és közgyűlés elé terjesztése;

(b) a Cégbírósághoz intézendő bejelentések megtétele;

(c) a Társaság Szervezeti és Működési Szabályzatának elfogadása;

(d) gondoskodás a Társaság üzleti könyveinek vezetéséről;

(e) döntés és intézkedés mindazon a kérdésekben, amelyek nem tartoznak a közgyűlés kizárólagos hatáskörébe;

(f) döntés a Társaság éves és középtávú konszolidált terveiről;

(g) a Társaság és a csoport (azaz a Társaság és a konszolidálásba bevont vállalkozások) vezérigazgatójának, az operációs vezérigazgató-helyettesének és a pénzügyi vezérigazgató-helyettesének a kinevezése, visszahívása továbbá hatáskörének és bérezésének meghatározása;

(h) a Társaság dolgozói cégjegyzési jogosultságának meghatározása a jelen Alapszabály 22. pontjával összhangban;

(i) döntés az új részvényesek Részvénykönyvbe történő bejegyzéséről;

17. Powers and duties of the Board of Directors

17.1 The Board of Directors shall have the following powers and duties:

(a) making proposals concerning issues falling within the exclusive scope of authority of the General Meeting according to Section 9 of these Articles, and presenting them to the General Meeting;

(b) submission of documents and reports to the Court of Registration;

(c) adoption of the Organizational and Operational Rules of the Company;

(d) keeping of financial records of the Company;

(e) decision on any issue and carrying out any duties not falling within the exclusive competence of the General Meeting;

(f) decision on the Company's consolidated annual and medium-term plan;

(g) appointment and dismissal as well as determination of the authority and remuneration of the Chief Executive Officer, the Chief Operational Officer and the Chief Financial Officer of the Company and of the group (i.e. the Company and undertakings included in the consolidation);

(h) authorization of employees of the Company to sign on behalf of the Company in accordance with Section 22 of these Articles;

(i) decision on registration of new shareholders in the Register of Shares;

(j) obliged and entitled, in accordance

(j) a jelen Alapszabály 8.5 pontja szerint jogosult és köteles a nyilvános vételi ajánlatot véleményezni;

with Section 8.5, to give its opinion on the public purchase offer;

(k) a vezetői részvény programmal összhangban a jogosult személy részére jogosultság felajánlása részvények jegyzésére;

(k) offering to eligible persons the option to acquire shares in accordance with the Management Share Option Plan of the Company;

(l) döntés alaptőke emelésről a 17.2 pontban foglaltakkal összhangban;

(l) decision concerning share capital increase in accordance with Section 17.2 below;

(m) döntés (a Felügyelő Bizottság előzetes jóváhagyásával) közbenső mérleg elfogadásáról visszaváltható részvényhez kapcsolódó jogok gyakorlásával, saját részvény megszerzésével, osztalékelőleg fizetésével vagy az alaptőkének alaptőkén felüli vagyon terhére történő felemelésével kapcsolatosan;

(m) decision on (with the preliminary approval of the Supervisory Board) the acceptance of interim balance sheet regarding the exercise of rights attaching to redeemable shares, acquisition of treasury shares, payment of advance dividend, or capital increase from share capital;

(n) döntés osztalékelőleg fizetéséről;

(n) decision on the payment of advance dividend;

(o) a 16.4 pontban meghatározott társult ügyletek jóváhagyása (amennyiben az adott ügylethez a társasági törvény alapján a közgyűlés vagy a Felügyelő Bizottság jóváhagyása szükséges, akkor azt a jóváhagyást is be kell szerezni);

(o) approval of related party transactions as defined in Section 16.4 (if such transaction requires the approval of the General Meeting or the Supervisory Board in accordance with the Companies Act, than such approval must also be obtained);

(p) negyedévente a Felügyelő Bizottság, évente pedig a közgyűlés részére jelentés készítése az ügyvezetésről, a Társaság vagyoni helyzetéről és üzletpolitikájáról;

(p) preparation of a report quarterly to the Supervisory Board and annually to the General Meeting on the management, financial condition and business policy of the Company;

(q) a jelen Alapszabály egyéb rendelkezéseiben és a vonatkozó jogszabályokban meghatározott egyéb kötelezettségek teljesítése és jogok gyakorlása;

(q) performing obligations and exercising rights set out in other Sections of these Articles or by law;

(r) a Társaság üzleti évének meghatározása;

(r) determining the Financial year of the Company;

(s) a Társaság kizárólagos tulajdonában lévő leányvállalatok fölötti tulajdonosi jogok gyakorlása; és

(s) exercising the ownership rights over the Subsidiaries that are in the exclusive ownership of the Company; and

(t) determining the labor law

(t) A Társaság munkavállalóink a Munka Törvénykönyvéről szóló 1992 évi XXII törvény 188/A §-a szerint vezető állású munkavállalóvá minősítése.

qualification of any employees of the Company as senior executives according to section 188/A Act XXII of 1992 on Labor Code.

17.2 Az Alapszabály felhatalmazza az Igazgatóságot arra, hogy a Társaság alaptőkéjét olyan mértékben felemelje, amely a Társaság által 2004. április 27-ét megelőzően vállalt hatályos szerződéses kötelezettségek, nevezetesen a meghatározott pénzügyi intézmények részére biztosított 1.713.753 db, 2006. december 30-i lejáratú, 1087 Ft lehívási árú és 330.258 db, 2006. december 30-i lejáratú 5446 Ft lehívási árú részvény warranttal (opciós utalvány) kapcsolatos kötelezettségek és a jelenlegi és jövőbeni vezetői részvényprogram során szükséges részvénykibocsátások teljesítéséhez szükséges. Ezen 17.2 pont alapján történő alaptőke-emelés mértéke nem haladhatja meg évente a 2002. szeptember 16-tól kezdődően, minden évben ettől az évközi időponttól számított egy éves periódus első napján bejegyzett alaptőke maximum 25 százalékát, kivéve a Társaság által 2004. április 27-ét megelőzően vállalt olyan részvénykibocsátást, amely a meghatározott pénzügyi intézmények részére biztosított összesen 2.044.011 db részvény kibocsátására vonatkozó részvény warrantok alapján történik, amely esetben az éves alaptőke emelés meghaladhatja a fenti 25 százalékos mértéket, azzal a feltétellel, hogy ebben az esetben vezetői részvényprogrammal kapcsolatos alaptőke emelés nem történhet az adott éves időszakban. Ezen 17.2 pont alapján adott felhatalmazás 2007. szeptember 16-ig érvényes. Az Igazgatóság nem jogosult új részvénysorozathoz tartozó részvények kibocsátását elrendelni. Az Igazgatóság ezen alaptőke-emeléseknél saját hatáskörén belül jogosult meghozni a szükséges határozatokat, az alaptőke emeléshez szükséges dokumentumokat aláírni, és szerződéseket megkötni, valamint benyújtani az alaptőke emeléssel kapcsolatos dokumentumokat a Cégbírósághoz.

17.2 The Articles of Association authorize the Board of Directors to increase the Company's share capital to the extent that such capital increase is required for the fulfillment of binding contractual obligations undertaken by the Company prior to 28 April 2004, including obligations with respect to 1,713,753 share warrants expiring in 30 December 2006 with a strike price of HUF 1087 which were granted to certain financial institutions and 330.258 share warrants expiring in 30 December 2006 with a strike price of HUF 5446 and the share issuance in the course of existing and future management share option plans. The amount of any increase in the Company's share capital pursuant to this Section 17.2 shall not exceed a yearly maximum of 25 per cent of the share capital registered on the first day of each yearly period calculated from 16 September 2002, excluding the 2.044.011 share issue obligations, by granted warrants, undertaken by the company before 27 April 2004, that were granted to certain financial institutions. In case of the exercise of these warrants granted before 27 April 2004 the yearly maximum of 25 per cent share issue limit is not applicable but in this yearly period of time issue of new shares by the management share option plan is not allowed. The authorization pursuant to this Section 17.2 shall be valid for the period expiring on 16 September 2007. The Board of Directors is not authorized to issue a new series of shares. The Board of Directors within its power to increase the share capital is authorized to bring all necessary resolutions and submit to the Court of Registration the documents relating to the increase and to enter into contracts and sign documents which pertain to such capital increase.

FELÜGYELŐ BIZOTTSÁG

18. A Felügyelő Bizottság tagjai

18.1 A Felügyelő Bizottság 3-7 tagból áll, tagjait a dolgozók által választott tag kivételével a közgyűlés választja meg legfeljebb három (3) éves időtartamra.

SUPERVISORY BOARD

18. Members of the Supervisory Board

18.1 The Supervisory Board shall consist of 3 - 7 members, who shall be elected by the General Meeting (except for the employee delegated member) for a term not to exceed

three (3) years.

18.2 A Felügyelő Bizottság tagjai maguk közül egyszerű szótöbbséggel elnököt választanak.

18.2 The Supervisory Board shall elect a chairman from among its members by majority votes.

18.3 A Felügyelő Bizottság elnöke összehívja és vezeti a Felügyelő Bizottság üléseit, kijelöli a jegyzőkönyvvezetőt, elrendeli a szavazást és megállapítja annak eredményét.

18.3 The chairman of the Supervisory Board convenes and presides over the meetings of the Supervisory Board, assigns the person who keeps the minutes of the meetings, orders voting and determines the outcome of voting.

18.4 A Felügyelő Bizottság ülését annak bármely tagja is összehívhatja az ok és a cél megjelölésével, ha ez irányú kérésüket az elnök nyolc (8) napon belül nem teljesíti.

18.4 Any member of the Supervisory Board may convene a meeting of the Supervisory Board by indicating the reason and objective, if their relevant request is not satisfied by the chairman within eight (8) days.

19. A Felügyelő Bizottság hatásköre és feladatai

19. Powers and duties of the Supervisory Board

19.1 A Felügyelő Bizottság hatásköre és feladatai a következők:

(a) a közgyűlés elé terjesztendő valamennyi fontos jelentés, továbbá a pénzügyi jelentések (mérleg, eredménykimutatás és cash-flow kimutatás) megvizsgálása és arról jelentés tétele a közgyűlésnek;

(b) a közgyűlés haladéktalan összehívása abban az esetben, ha a jogszabályokba vagy a jelen Alapszabályba ütköző intézkedéseket vagy a Társaság érdekeit sértő mulasztásokat avagy visszaéléseket tapasztal;

(c) előzetes jóváhagyása az Igazgatóság közbenső mérleg elfogadására vonatkozó, a visszaváltható részvényhez kapcsolódó jogok gyakorlásával, saját részvény megszerzésével, osztalékelőleg fizetésével vagy az alaptőkének alaptőkén felüli vagyon terhére történő felemelésével kapcsolatos döntésének;

(d) a Társaság vezetésének felügyelete; és

(e) a jogszabályokban és a jelen Alapszabályban előírt egyéb

19.1 The Supervisory Board shall have the following powers and duties:

(a) reviewing each important report submitted to the General Meeting, examination of the financial statements (balance sheet figures, profit and loss statement and cash flow statement), and submission of a relevant report to the General Meeting;

(b) convening a General Meeting without delay in case measures taken by the Company in contravention of laws or these Articles, or default/abuse of authority within the Company is revealed that interfere with the Company's interest;

(c) preliminarily approving the decision of the Board on the acceptance of interim balance sheet regarding the exercise of rights attaching to redeemable shares, acquisition of treasury shares, payment of advance dividend, or capital increase from share capital;

(d) controlling of Company management; and

(e) other duties as stipulated by these Articles of Association and

feladatainak ellátása.

19.2 A Felügyelő Bizottság maga állapítja meg ügyrendjét és azt a közgyűlés elé terjeszti jóváhagyásra.

KÖNYVVIZSGÁLÓ

20. A Társaságnál egy könyvvizsgáló működik. A könyvvizsgáló megbízatása három éves időtartamra szól.

21. A könyvvizsgáló hatásköre és feladatai

(a) a Társaság üzleti könyveinek ellenőrzése;

(b) a Társaság számviteli törvény szerinti beszámolójának és az adózott eredmény felhasználására vonatkozó igazgatósági javaslat megvizsgálásáról szóló jelentés elkészítése;

(c) a jogszabályokban és a jelen Alapszabályban meghatározott egyéb kötelezettségek teljesítése.

A TÁRSASÁG CÉGJEGYZÉSE

22. A Társaság cégjegyzésére jogosultak

(a) az Igazgatóság elnöke és a vezérigazgató (feltéve, hogy a vezérigazgató az Igazgatóság tagja) önállóan;

(b) két igazgatósági tag együttesen;

(c) az Igazgatóság bármely tagja (ide nem értve az a) pontban foglalt esetet) egy erre felhatalmazott társasági alkalmazottal együttesen;

(d) az Igazgatóság által erre felhatalmazott két társasági alkalmazott együttesen.

23. A Társaság cégjegyzése akként történik, hogy a géppel vagy kézzel előírt,

the law.

19.2 The Supervisory Board shall adopt its own rules of procedure and shall submit them to the General Meeting for approval.

THE AUDITOR

20. The Company shall have one Auditor elected for three years.

21. Powers and duties of the Auditor.
The Auditor shall have the following powers and duties:

(a) supervision of Company records;

(b) preparation of a report on the examination of the annual financial report of the Company prepared in accordance with the Accounting Act and the proposal of the Board of Directors on the appropriation of after-tax profits; and

(c) other duties as stipulated by these Articles of Association and the law.

SIGNING ON BEHALF OF THE COMPANY

22. The following persons shall be entitled to sign on behalf of the Company:

(a) the Chairman of the Board of Directors and the Chief Executive Officer (provided that the Chief Executive Officer is a member of the Board) individually;

(b) two other Board of Directors members jointly;

(c) any Board of Directors member (other than those described in a) above) together with a duly authorized Company employee;

(d) two Company employees together, if duly authorized by the Board of Directors.

23. The authorized person or persons shall join his/their own signatures to the pre-written,

előnyomtatott cégnév alá a jegyzésre jogosult személy, illetve személyek, a hiteles cégaláírási nyilatkozat szerinti saját névaláírásukat csatolják.

pre-typed or pre-printed official name of the Company the same way as his/their signature is certified by a notary and submitted to the Court of Registration for registration.

A PÉNZÜGYI JELENTÉSEK JÓVÁHAGYÁSA ÉS A NYERESÉG FELOSZTÁSA

APPROVAL OF THE FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFIT

24. A Társaság üzleti éve január 1-től december 31-ig tart.

24. The business year of the Company extends from 1 January until 31 December.

25. Minden pénzügyi év végét követő négy (4) hónapon belül a Társaságra vonatkozó pénzügyi jelentést (mérleget, eredménykimutatást és cash-flow kimutatást) el kell készíteni angol és magyar nyelven a magyar (mind konszolidált, mind pedig nem konszolidált formában), valamint, ha ezt jogszabály vagy olyan tőzsde szabályzata, amelyen a Társaság részvényeit jegyzik előírja, a nemzetközi pénzügyi beszámolási standardok (International Financial Reporting Standards) ("IFRS") szerint konszolidált formában. A Társaság szintén köteles negyedéves konszolidált pénzügyi jelentést készíteni az IFRS szerint, ha ezt jogszabály vagy olyan tőzsde szabályzata, amelyen a Társaság részvényeit jegyzik előírja. A Társaság továbbá elkészíti a Tpt. által meghatározott jelentéseket, valamint azon tőzsde által előírt pénzügyi jelentéseket, amelyre a Társaság részvényei bevezetésre kerültek.

25. Within four (4) months from the end of each business year financial statements (balance sheet, profit and loss statement and cash-flow statement) must be drawn up both in English and Hungarian in accordance with Hungarian accounting laws (both consolidated and unconsolidated) and, if prescribed by applicable law or the rules of a stock exchange where the Company's shares are listed, the International Financial Reporting Standards ("IFRS") (consolidated). In addition the Company shall prepare quarterly consolidated financial statements in accordance with IFRS, if prescribed by applicable law or the rules of a stock exchange where the Company's shares are listed. The Company shall also prepare the relevant reports required by the Capital Market Act and such interim financial statements as are required by any stock exchange on which its shares are listed.

26. Az alaptőke terhére a részvényeseknek osztalékot vagy kamatot megállapítani vagy fizetni nem szabad.

26. No dividend or interest shall be provided or paid to shareholders from the share capital.

27. Az osztalék pénzbeli és nem pénzbeli vagyoni értékű juttatásként kerülhet teljesítésre. Osztalékra azok jogosultak, akik a Részvénykönyvben az osztalékfizetés kezdőnapján részvényesként szerepelnek a társasági törvénnyel, a jelen Alapszabállyal és a KELER szabályzataival összhangban. A fel nem vett osztalék követelésére való jog az osztalék esedékességétől számított öt év elteltével évül el.

27. A dividend may be in the form of a cash or a non cash contribution. Those shareholders are entitled to dividends who are registered in the Register of Shares as shareholders on the commencement date of the payment of dividend in accordance with the Companies Act, these Articles and the rules of KELER. The right to unclaimed dividends shall lapse in five years following its due date.

28. A Társaság a saját részvényre eső osztalékot nem osztja fel a Társaság osztalékra jogosult részvényesei között, hanem az a Társaság eredménytartalékába kerül.

28. The Company will not divide the dividend that is payable on treasury shares among the Company's shareholders being entitled to dividend, but will leave such dividend in its profit reserve.

29. Az osztalékfizetés kezdőnapja az osztalékot megállapító évi rendes közgyűlés napját

29. The commencement date of the payment of dividend shall be the 21st business day

követő 21. munkanap, kivéve, ha a közgyűlés e célból későbbi időpontot vagy időpontokat állapít meg. A Társaság által fizetendő osztalék mértékét tartalmazó közlemény első megjelenése és az osztalékfizetés kezdő napja között legalább 10 munkanapnak kell eltelnie.

following the Annual General Meeting declaring the dividend, except if the General Meeting decides on a later commencement date or dates. At least 10 business days must pass between the first publication by the Company specifying the amount of dividend payable per share and the first day of payment of dividend by the Company.

30. A Társaság az osztalékot banki, postai átutalással vagy készpénzben fizeti ki. A Társaság a banki, postai átutalást a részvényes (közös képviselő) vagy az általa megjelölt személy(ek) részére teljesíti a részvényesnek a Részvénykönyvben feltüntetett címére vagy más, a részvényes által megjelölt címre vagy a részvényes által megjelölt bankszámlára. Az osztalék összegét a Társaság pénztáránál személyesen is át lehet venni, ha ilyen szándékról a részvényes az esedékességet megelőzően legalább 8 munkanappal írásban értesítette a Társaságot.

30. Dividends shall be paid by the Company by bank remittance, postal transfer or in cash. The Company shall make out (or have it made out) the remittance, postal order to the shareholder (joint representative) or of the person(s) indicated by the shareholder and shall send them to the address of the shareholder indicated in the Register of Shares or to any other address specified by the shareholder, or to the bank account indicated by the shareholder. The sum of the dividend also can be obtained personally at the cashier's office of the Company, if the shareholder notified the Company in writing at least 8 business days before the dividends become due of his intention.

31. Az osztaléknak a részvényes által történő késedelmes felvétele miatt a Társaságot kamatfizetési kötelezettség nem terheli.

31. The Company shall not be obliged to pay interest on dividends if the shareholder takes the dividends after the due date.

HIRDETMÉNYEK

ANNOUNCEMENTS

32. Amennyiben jogszabály kifejezetten mást nem ír elő, a Társaság a hirdetményeit a Magyar Tőkepiac című országos napilapban egy ízben, valamint a Budapesti Értéktőzsde www.bet.hu, valamint a Társaság www.nabi.hu címen elérhető Internet honlapjánteszi közzé.

32. Unless the law stipulates otherwise, the Company shall publish its announcements in the national daily newspaper Magyar Tőkepiac once, and also on the Internet homepage of the Budapest Stock Exchange available at www.bse.hu and the internet homepage of the Company available at www.nabi.hu .

33. A jelen Alapszabályból eredő, a részvényesek között vagy a részvényesek és a Társaság között felmerülő valamennyi jogvita eldöntésére a Társaság és a részvényesek alávetik magukat a Magyar Kereskedelmi és Iparkamara mellett szervezett Állandó Választottbíróság, Budapest kizárólagos döntésének azzal, hogy a Választottbíróság a saját Eljárási Szabályzata szerint jár el.

33. In case of each and every legal dispute arising from these Articles between the shareholders or between the shareholders and the Company, the parties submit themselves to the exclusive authority of the Permanent Arbitration attached to the Hungarian Chamber of Industry and Trade which acts in accordance with its own Rules of Procedure.

A TÁRSASÁG MEGSZŰNÉSE, VÉGELSZÁMOLÁS

WINDING UP OF THE COMPANY

34. A Társaság megszűnik, ha

(a) a közgyűlés elhatározza jogutód nélküli megszűnését;

34. The Company shall cease to exist if

(a) the General Meeting decides to cease operation without having a legal successor;

(b) a Társaság más társasággal egyesül, abba beolvad, szétválik vagy más társasági formába átalakul;

(c) a Cégbíróság megszűntnek nyilvánítja; vagy

(d) a bíróság felszámolási eljárás során megszünteti.

35. Ha a Társaság felszámolási vagy végelszámolási eljárás során megszűnik, a részvényes a felszámolás vagy a végelszámolás eredményeként jelentkező felosztható vagyon részvényeivel arányos hányadára jogosult.

Ellenjegyezte:

(b) the Company merges with another company, becomes a part of another company, dissolves or is transformed into another company form;

(c) the Court of Registration declares the Company as having ceased to exist;

(d) the court dissolves the Company in the course of liquidation proceedings.

35. In case the Company ceases to exist due to liquidation or winding-up, the part of the proceeds of such liquidation or winding-up *remaining after satisfaction of claims against* the Company shall be apportioned among the shareholders in proportion to their shares in the share capital of the Company.

Countersigned by: